    As filed with the Securities and Exchange Commission on March 28, 1996.


                                                               FILE NO. 33-46319


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549
                    _________________________________________

                         POST-EFFECTIVE AMENDMENT NO. 4
                                       TO
                                    FORM S-2
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                _________________________________________________

                             MICRO BIO-MEDICS, INC.
               (Exact name of registrant as specified in charter)
                _________________________________________________

New York                        5047                               13-2692560
---------------              ---------                           ---------------
(State or other          (standard industrial                   (I.R.S. employer
jurisdiction of          classification code)                     identification
incorporation)                                                           number)

                _________________________________________________

                             Micro Bio-Medics, Inc.
                               846 Pelham Parkway
                          Pelham Manor, New York 10803

                     (Address of principal executive offices
                        and principal place of business)
                 Registrant's telephone number - (914) 738-8400
               ___________________________________________________

                             Micro Bio-Medics, Inc.
                               846 Pelham Parkway
                          Pelham Manor, New York 10803

                     (Name and address of agent for service)
                    Agent's telephone number - (914) 738-8400
           ___________________________________________________________
           Copies of all communications, including all communications sent to the agent for service, should be sent to:

                                Steven Morse Esq.
                                Lester Morse P.C.
                               111 Great Neck Road
                             Great Neck, N.Y.  11021
                                 (516) 487-1446


Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, check the following box. /X/

                             MICRO BIO-MEDICS, INC.

                 CROSS-REFERENCE SHEET TO PROSPECTUS ON FORM S-2


              Information Required
          to be Included in Prospectus                                                      Location in Prospectus
          ----------------------------                                                    --------------------------
Item 1.  Outside Front Cover Page. . . . . . . . . . . . . . . . . . . . . . . . . .      Outside front cover page

Item 2.
    (a)  Available Information . . . . . . . . . . . . . . . . . . . . . . . . . . .      Inside front cover pages
    (b)  Reports to Security Holders . . . . . . . . . . . . . . . . . . . . . . . .      Not applicable
    (c)  Incorporation by Reference. . . . . . . . . . . . . . . . . . . . . . . . .      Inside front cover pages
    (d)  Stabilization . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      Not applicable
    (e)  Delivery of Prospectus by Dealers . . . . . . . . . . . . . . . . . . . . .      Not applicable
    (f)  Enforcement of Civil Liabilities Against
         Foreign Persons . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      Not applicable
    (g)  Table of Contents . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      Inside front Cover Pages

Item 3.
    (a)  Summary . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      Prospectus Summary
    (b)  Address and Telephone Number. . . . . . . . . . . . . . . . . . . . . . . .      Prospectus Summary
    (c)  Risk Factors. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      Investment Considerations
    (d)  Ratio of Earnings to Fixed Charges. . . . . . . . . . . . . . . . . . . . .      Not applicable

Item 4.  Use of Proceeds . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      Use of Proceeds

Item 5.  Determination of Offering Price . . . . . . . . . . . . . . . . . . . . . .      Not applicable

Item 6.  Dilution. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      Dilution

Item 7.  Selling Security Holders. . . . . . . . . . . . . . . . . . . . . . . . . .      Not applicable

Item 8.  Plan of Distribution. . . . . . . . . . . . . . . . . . . . . . . . . . . .      Outside front Cover Page
         . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      and Plan of Distribution

Item 9.  Description of Securities to
         be Registered . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      Description of Securities

Item 10. Interests of named Experts and Counsel. . . . . . . . . . . . . . . . . . .      Experts and Counsel

Item 11. Information with Respect to the Company . . . . . . . . . . . . . . . . . .      Prospectus Summary,
         . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      Capitalization, Business,
         . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      Management, Certain
         . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      Transactions, Security
         . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      Ownership of Certain
         . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      Beneficial Owners and
         . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      Description of Securities

Item 12. Incorporation of Certain Information
         by Reference. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      Incorporation by
         . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      Reference

Item 13. Disclosure of Commission Policy on
         Indemnification for Securities Act
         Liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      Executive Compensation -
         . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      Indemnification

PROSPECTUS

                             MICRO BIO-MEDICS, INC.

APPROXIMATELY 891,265 COMMON SHARES AND 138,138 UNDERWRITER'S WARRANTS

     Micro Bio-Medics, Inc. (the "Company" or "Micro") granted to all holders of its outstanding common stock ("Common Stock") of record on March 31, 1992 ("Record Date"), in those states where qualified, or exempt from qualification, the nontransferable right ("Rights") to subscribe for Units at $9.00 per Unit on the basis of one Unit for every four shares of Common Stock owned on the Record Date. See "Results of Rights Offering." Each Unit consisted of two shares of the Company's Common Stock and three Series 1 Redeemable Common Stock Purchase Warrants (the "Series 1 Warrant(s)"). Each Series 1 Warrant originally purchased one share of Common Stock at an exercise price of $8.00 per share until lowered to $6.00 per share by the Board of Directors in August 1993. As a result of the October/November 1993 issuance of $3,000,000 of convertible debentures, which triggered the anti-dilution provisions contained in the Series 1 Warrant, every Series 1 Warrant exercised at a price of $6.00 will purchase
1.047 shares of the Company's Common Stock. The Series 1 Warrants are exercisable at any time until June 18, 1996 and are callable by the Company upon 30 days prior written notice, at any time during the exercise period at $.05 per Warrant provided the high bid price for the shares of the Company's Common Stock is at least $11.00 per share on each day during the thirty (30) trading day period immediately preceding the date of the written notice. See "Description of Securities." This Prospectus relates to approximately 650,615 shares issuable upon exercise of the Company's 621,026 issued and outstanding publicly held Series 1 Warrants.

     On June 19, 1992, the Company sold to Royce Investment Group, Inc. ("Royce") for $.0001 per Warrant, Warrants to purchase 46,046 Units (the "Underwriter's Unit Warrants"). The Underwriter's Unit Warrants are exercisable at $11.25 per Unit until June 19, 1997. As a result of the October/November 1993 issuance of $3,000,000 of convertible debentures which triggered the anti-dilution provisions contained in the Underwriter's Unit Warrants, the Units that may be purchased by the holder of the Underwriter's Unit Warrants contain 2.094 shares of Common Stock and three Warrants that are identical to the Series 1 Warrants (the "Underwriter's Warrants") sold pursuant to the rights offering described above, except that the Underwriter's Warrants that are issuable upon exercise of the Underwriter's Unit Warrants are not callable, were not exercisable until June 19, 1993 and are exercisable at $10.00 per 1.047 shares of the Company's Common Stock. This Prospectus relates to the 46,046 Units (i.e. 96,420 shares of Common Stock and 138,138 Underwriter's Warrants) issuable upon exercise of the Underwriter's Unit Warrants including the 144,631 shares of Common Stock issuable upon exercise of the Underwriter's Warrants.

     No fractional shares of Common Stock will be issued on the exercise of Series 1 Warrants. Fractional shares less than 1/2 of one share will be disregarded. Fractional shares of 1/2 or greater will be rounded to the nearest whole share. The Company reserves the right to pay cash in lieu of fractional shares based upon the base current market price (i.e. high bid price) of the Common Stock on the last business day prior to the day of exercise.

THE COMPANY'S SECURITIES ARE SPECULATIVE IN THAT THEY INVOLVE CERTAIN RISKS. SEE "INVESTMENT CONSIDERATIONS" FOR A DISCUSSION OF MATTERS WHICH SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THESE SECURITIES.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OR REGULATORY AUTHORITY OF ANY STATE. FURTHERMORE, THE FOREGOING COMMISSIONS AND AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  THE DATE OF THIS PROSPECTUS IS MARCH __, 1996

     Warrant holders who desire to exercise their Warrants should execute the Subscription Form contained in the back of the Warrant and submit same together with a certified check or bank draft made payable to "Micro Bio-Medics, Inc." to the transfer agent, American Stock Transfer & Trust Co., 40 Wall Street, New York, New York 10005. Under certain circumstances, the Company has agreed to pay Royce Investment Group, Inc. a commission for the solicitation of Series 1 Warrants as described under "Description of Securities." All expenses of this offering, estimated to be $10,000, are being paid by the Company.

     Holders of the Underwriter's Unit Warrants who desire to exercise these Warrants should execute the Purchase Form contained in the Underwriter's Unit Warrant and submit same together with a certified check or bank check made payable to Micro Bio-Medics, Inc. to the Company at its principal executive office at 846 Pelham Parkway, Pelham Manor, New York 10803.

     The Company's Common Stock is traded in the over-the-counter market in the National Market System under the NASDAQ symbol "MBMI." On March 1, 1996, the reported last sales prices per share for the Common Stock as reported on NASDAQ was $14.00. See "Certain Market Information."

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING DESCRIBED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER, SOLICITATION OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THE PROSPECTUS. SEE "INVESTMENT CONSIDERATIONS" REGARDING THE COMPANY'S OBLIGATION TO HAVE A CURRENT AND EFFECTIVE REGISTRATION STATEMENT ON FILE WITH THE SECURITIES AND EXCHANGE COMMISSION.

                              AVAILABLE INFORMATION

     The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance with those requirements files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.D. 20549 or at its regional offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. This Prospectus, which constitutes part of a Registration Statement filed by the Company with the Commission under the Securities Act of 1933, as amended, (the "Securities Act") omits certain of the information contained in the Registration Statement. Reference is hereby made to the Registration Statement and to the exhibits thereto for further information with respect to the Company and its securities. Statements contained herein concerning provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the complete document filed with the Commission.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following document(s) filed by the Company with the Commission are incorporated in this Prospectus by reference:

     (1) The Company's annual report on Form 10-K for the fiscal year ended November 30, 1995, as amended.

     Any statement contained in the foregoing document incorporated by reference shall be deemed to be modified or superseded for the purposes of this Prospectus, to the extent that a statement herein modifies, supersedes or replaces such incorporated statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will furnish, without charge, to each person to whom this Prospectus is delivered, upon written or oral request, a copy of the filings with the Commission enumerated above, excluding exhibits thereto (unless those exhibits are specifically incorporated by reference into the document(s) which this Prospectus is incorporated). Requests should be directed to Micro Bio-Medics, Inc., 846 Pelham Parkway, Pelham Manor, New York 10803, Attention:
Shareholder Communications, telephone number (914) 738-8400.

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

Prospectus Summary . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5
Investment Considerations. . . . . . . . . . . . . . . . . . . . . . . . . . . 8
Management's Discussion and Analysis of
  Financial Condition and Results of Operation . . . . . . . . . . . . . . . .13
Selected Financial Data. . . . . . . . . . . . . . . . . . . . . . . . . . . .16
Use of Proceeds. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .17
Market Information . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .17
Capitalization . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .19
Dilution . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .19
Business . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .21
Management . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .28
Executive Compensation . . . . . . . . . . . . . . . . . . . . . . . . . . . .32
Certain Transactions . . . . . . . . . . . . . . . . . . . . . . . . . . . . .42
Security Ownership of Certain Beneficial Owners
  and Management and Others. . . . . . . . . . . . . . . . . . . . . . . . . .43
Description of Securities. . . . . . . . . . . . . . . . . . . . . . . . . . .45
Plan of Distribution . . . . . . . . . . . . . . . . . . . . . . . . . . . . .51
Results of the Rights Offering . . . . . . . . . . . . . . . . . . . . . . . .52
Counsel. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .52
Experts. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .52
Index to Financial Statements  . . . . . . . . . . . . . . . . . . . . . . . F-1

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in or incorporated into this Prospectus. Unless otherwise indicated, the information in this Prospectus assumes no exercise of the outstanding options, Series 1 Warrants or the Underwriter's Warrants. All share and per share amounts give retroactive effect to a one-for-three reverse stock split effective on the close of business on June 28, 1991. (Since no fractional shares were issued in connection with such split, all amounts were rounded up to the nearest whole share).

                                   THE COMPANY

     Micro Bio-Medics, Inc. (the "Company" or "Micro") is a New York company which was incorporated in 1971. The Company distributes medical supplies to physicians and hospitals in the New York metropolitan area, as well as to health care professionals in the sports medicine, emergency medicine, school health, industrial safety, government and laboratory markets nationwide.

                                  THE OFFERING

     Micro granted to all holders of its outstanding common stock ("Common Stock") of record on March 31, 1992 ("Record Date"), in those states where qualified, or exempt from qualification, the nontransferable right ("Rights") to subscribe for Units at $9.00 per Unit on the basis of one Unit for every four shares of Common Stock owned on the Record Date. See "Results of Rights Offering." Each Unit consisted of two shares of the Company's Common Stock and three Series 1 Redeemable Common Stock Purchase Warrants (the "Series 1 Warrant(s)"). Each Series 1 Warrant originally purchased one share of Common Stock at an exercise price of $8.00 per share until lowered to $6.00 per share by the Board of Directors in August 1993. As a result of the October/November 1993 issuance of $3,000,000 of convertible debentures, which triggered the anti-dilution provisions contained in the Series 1 Warrant, every Series 1 Warrant exercised at a price of $6.00 will purchase 1.047 shares of the Company's Common Stock. See "Description of Securities." This Prospectus relates to approximately 650,215 shares issuable upon exercise of the Company's 621,026 issued and outstanding publicly held Series 1 Warrants.

         On June 19, 1992, the Company sold to Royce Investment Group, Inc. ("Royce") for $.0001 per Warrant, Warrants to purchase 46,046 Units (the "Underwriter's Unit Warrants"). The Underwriter's Unit Warrants are exercisable at $11.25 per Unit until June 19, 1997. As a result of the October/November 1993 issuance of $3,000,000 of convertible debentures which triggered the anti-dilution provisions contained in the Underwriter's Unit Warrants, the Units that may be purchased by the holder of the Underwriter's Unit Warrants contain 2.094 shares of Common Stock and three Warrants that are identical to the Series 1 Warrants (the "Underwriter's Warrants") sold pursuant to the rights offering described above, except that the Underwriter's Warrants that are issuable upon exercise of the Underwriter's Unit Warrants are not callable, were not exercisable until June 19, 1993 and are exercisable at $10.00 per 1.047 shares of the Company's Common Stock. This Prospectus relates to the 46,046 Units (i.e. 96,420 shares of Common Stock and 138,138 Underwriter's Warrants) issuable upon exercise of the Underwriter's Unit Warrants including the 144,631 shares of Common Stock issuable upon exercise of the Underwriter's Warrants.

Common Stock outstanding
as of March 1, 1996           4,172,755 shares

Common Stock to be
outstanding assuming
exercise of all
Series 1 Warrants (1)         4,823,370 shares (approximately)

Use of Proceeds               To be added to the Company's working capital and
                              to be used for general corporate purposes including reducing the outstanding balance under a revolving loan agreement or possible acquisitions.

NASDAQ/NMS Symbol             MBMI - Common Stock (2)
________________
(1) Does not include the following: (i) the possible exercise of the Underwriter's Unit Warrants and Underlying Underwriter's Warrants to purchase a maximum of 241,051 shares, (ii) outstanding stock options granted to officers, directors, employees and consultants covering approximately 1,678,968 shares, and (iii) 187,500 shares issuable upon conversion of certain Debentures.

(2) See "Investment Consideration - Lack of Public Market for Units and Series 1 Warrants" and "Market Information."

Selected Financial Information


                                                                    AS AT AND FOR THE YEARS ENDED NOVEMBER 30,
                                                     ------------------------------------------------------------------------
                                                         1995           1994           1993           1992           1991
                                                     ------------   ------------    -----------    -----------    -----------

NET SALES                                            $119,873,764   $121,604,461    $73,951,410    $61,629,435    $50,739,534

COST OF GOODS SOLD                                     94,307,143     94,923,689     56,347,353     47,287,409     38,561,458
                                                     ------------   ------------    -----------    -----------    -----------

GROSS PROFIT                                           25,566,621     26,680,772     17,604,057     14,342,026     12,178,076
                                                     ------------   ------------    -----------    -----------    -----------
EXPENSES:
 Selling, shipping and warehouse                       14,511,793     14,421,280      8,521,021      6,852,670      5,760,276
 General and administrative                             7,901,052      8,581,615      6,525,488      5,015,128      4,303,953
 Interest and financing costs - net                     1,238,887      1,044,257        502,329        289,355        425,694
 Non-recurring items:
  Provision for consolidation of facilities                     -              -              -              -        483,000
                                                     ------------   ------------    -----------    -----------    -----------
    Total expenses                                     23,651,732     24,047,152     15,548,838     12,157,153     10,972,923
                                                     ------------   ------------    -----------    -----------    -----------

INCOME BEFORE PROVISION FOR INCOME TAXES                1,914,889      2,633,620      2,055,219      2,184,873      1,205,153

PROVISION FOR INCOME TAXES                                806,000        952,000        853,000        962,000        537,000
                                                     ------------   ------------    -----------    -----------    -----------
INCOME BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE    1,108,889      1,681,620      1,202,219      1,222,873        668,153

CUMULATIVE EFFECT OF ACCOUNTING CHANGE FOR
 INCOME TAXES PRIOR TO 1994                                     -        (60,000)             -              -              -
                                                     ------------   ------------    -----------    -----------    -----------

NET INCOME                                           $  1,108,889   $  1,621,620    $ 1,202,219    $ 1,222,873    $   668,153
                                                     ------------   ------------    -----------    -----------    -----------
                                                     ------------   ------------    -----------    -----------    -----------

EARNINGS PER COMMON AND COMMON EQUIVALENT SHARE
 BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE       $        .25   $        .37    $       .30    $       .41    $       .37

CUMULATIVE EFFECT OF ACCOUNTING CHANGE FOR
 INCOME TAXES PRIOR TO 1994                                     -           (.01)             -              -             -
                                                     ------------   ------------    -----------    -----------    -----------

EARNINGS PER COMMON AND COMMON EQUIVALENT SHARE      $        .25   $        .36    $       .30    $       .41    $       .37
                                                     ------------   ------------    -----------    -----------    -----------
                                                     ------------   ------------    -----------    -----------    -----------

AVERAGE NUMBER OF SHARES USED TO COMPUTE EARNINGS
 PER COMMON AND COMMON EQUIVALENT SHARE                 5,121,634(*)   4,896,518(*)   4,734,746(*)   3,481,415(*)   1,784,986
                                                     ------------   ------------    -----------    -----------    -----------
                                                     ------------   ------------    -----------    -----------    -----------

DIVIDENDS PAID                                               NONE           NONE           NONE           NONE           NONE
                                                     ------------   ------------    -----------    -----------    -----------
                                                     ------------   ------------    -----------    -----------    -----------

WORKING CAPITAL                                       $29,965,266   $ 30,141,450   $ 20,965,370    $15,819,417    $11,793,261
                                                     ------------   ------------    -----------    -----------    -----------
                                                     ------------   ------------    -----------    -----------    -----------

LONG-TERM DEBT (net of current maturities)            $17,270,062   $ 19,381,239   $  9,584,684     $9,410,079     $8,022,054
                                                     ------------   ------------    -----------    -----------    -----------
                                                     ------------   ------------    -----------    -----------    -----------

TOTAL ASSETS                                          $51,135,712   $ 54,461,087   $ 32,784,324    $27,934,060    $19,488,491
                                                     ------------   ------------    -----------    -----------    -----------
                                                     ------------   ------------    -----------    -----------    -----------

STOCKHOLDERS' EQUITY                                  $21,064,152   $ 18,067,056   $ 16,193,524    $10,461,736     $5,822,407
                                                     ------------   ------------    -----------    -----------    -----------
                                                     ------------   ------------    -----------    -----------    -----------

STOCKHOLDERS' EQUITY PER SHARE                              $4.11(*)       $3.69(*)       $3.42(*)       $3.01(*)       $3.26
                                                            -----          -----          -----          -----          -----
                                                            -----          -----          -----          -----          -----
TANGIBLE BOOK VALUE PER SHARE                               $3.14(*)       $2.92(*)       $3.13(*)       $2.72(*)       $2.69
                                                            -----          -----          -----          -----          -----
                                                            -----          -----          -----          -----          -----



(*) Includes additional shares assuming conversion of stock options and warrants utilizing the modified treasury stock method. For the other years, outstanding stock options and warrants have not been included since their effect would be antidilutive or immaterial.

     All references to shares and per share data have been restated for 1991 due to a reverse stock split on June 28, 1991.

                            INVESTMENT CONSIDERATIONS

     The securities offered hereby are speculative and involve a high degree of risk. Therefore, each prospective investor should consider very carefully the various risks and speculative factors inherent in and affecting the business of the Company prior to the making of an investment in the Company. Purchase of the Company's securities are not recommended for investors who do not have sufficient financial means to sustain the loss of their entire investment. Among the risks involved in an investment in the Company are the following:

     1. SUBSTANTIAL INDEBTEDNESS. MBM's operating activities require MBM to incur substantial indebtedness and MBM is, therefore, subject to the risks associated with significant leverage, including the risks that interest rates may fluctuate and cash flow may not be adequate to make required payments on indebtedness. At February 28, 1996, MBM owed approximately $12,000,000 under MBM's revolving loan agreement to its principal lender. The debt is collateralized by accounts receivable and inventory (the "Assets"). In connection with the loan agreement, MBM has agreed to certain restrictions relating to limitations on its indebtedness and liens, and has agreed to maintain specified financial ratios and covenants. The loan prohibits MBM from paying any cash dividends and restricts capital distributions or redemptions and purchases or retirements of any of MBM's capital stock except in limited circumstances. If for any reason, MBM were unable to meet such obligations as they become due, such lender could terminate the credit facility, demand payment of the loan and elect to foreclose on MBM's assets, which would have a material adverse effect on MBM's operations. See "Business of MBM - Revolving Credit Agreement."

     2. DEPENDENCE UPON FINANCING. MBM is dependent on the financing of its operations under a credit facility which expires in November, 1996 to meet differences in timing of cash flow resulting from the extension of credit on MBM's receivables and receipt of payments from customers. MBM's terms of sale require payment of invoices within 30 days. Although in some cases discounts are given for prompt payment, the average collection period on its accounts receivable during the fiscal years ended November 30, 1995, November 30, 1994 and November 30, 1993 were approximately 78 days, 79 days and 78 days, respectively. In the event that MBM is unable to continue to obtain financing from its principal lender or alternative sources of financing, or if able to do so but not on favorable terms, MBM's ability to operate profitably would be materially adversely affected. See "Business of MBM - Revolving Credit Agreement."

     3. REGULATORY REQUIREMENTS. The manufacturers of many products sold by MBM are required to obtain U.S. Food and Drug Administration ("FDA") approval for such products, failing such approval, sales of such products cannot lawfully be made. MBM's assembly, warehousing and distribution procedures are subject to the Good Manufacturing Practices regulation of the FDA. MBM has registered itself with the FDA and has renewed said registration annually. Said registration permits MBM to distribute supplies and medical devices. The Caligor Division, among its various activities, operates as a wholesaler and retailer of prescription drugs and medical devices in the State of New York.
The practice of pharmacy at the wholesale and retail level is regulated by federal, state and local statutes, rules and regulations. MBM is duly licensed to permit its Caligor Division to operate as wholesalers and retailers in prescription drugs and medical devices in the State of New York. No assurances can be given that MBM's activities will be able in the future to comply with all applicable federal, state and local regulations. In such event, MBM's operations may be materially affected adversely by the failure to comply with such laws or the costs to comply with such laws may impair MBM's profitability. See "Business of MBM - Regulatory Requirements."

     4. COMPETITION. MBM, in all phases of its activities, experiences competition from other manufacturers and distributors of products in the same categories as those of MBM, as well as from wholesale and retail pharmacies, selling to the same general markets as those of MBM. Additionally, the Caligor Division's services are subject to competition from similar service organizations. Many of MBM's competitors have far greater resources than MBM and, in addition, many larger and better financed firms not presently in MBM's lines of business may conceivably enter these lines of business in the future. Moreover, most of MBM's markets are serviced by hospital and surgical supply dealers, athletic retailers, pharmacies and equipment repair firms. There can be no assurance that MBM will be able to compete successfully in the future with its present or future competitors. See "Business of MBM - Competition."

     5. LACK OF DIVIDENDS. MBM has not paid any dividends since its inception and intends to follow a policy of retaining all of its earnings, if any, to finance the development and continued expansion of its business. There can be no assurance that dividends will ever be paid by MBM. Additionally, under the terms of its revolving loan agreement with its principal lender, MBM may not pay dividends without such lender's consent. See "Description of MBM Securities."

     6. DILUTION. Persons exercising the Series 1 Warrants, Underwriter's Unit Warrants and Underwriter's Warrants will experience an immediate and substantial dilution in the net tangible book value of their investment. See "Dilution."

     7.   USE OF PROCEEDS AT THE DISCRETION OF MANAGEMENT.   The net proceeds of
this offering, if any, will be used to temporarily reduce the balance outstanding under the Company's bank line-of-credit which may then be drawn upon for all general corporate purposes including, without limitation, for a possible acquisition(s). At February 28, 1996, the Company does not have agreements for any material acquisition that may be deemed probable. Accordingly, the expenditure of these funds will be at the discretion of Management. See "Use of Proceeds" and "Investment Consideration - Dependence on Financing."

     8. EFFECT OF SERIES 1 REDEEMABLE WARRANTS - COMPANY'S RIGHT TO REDEEM WARRANTS. For the life of the outstanding Series 1 Redeemable Warrants, the holders will have, at a nominal cost, the opportunity to profit from a rise in the market price of the Company's Common Stock, and the exercise of such Warrants could result in a dilution of their investment since the net tangible book value of their shares of Common Stock after exercise is expected to be less than the exercise price of such Warrants. Furthermore, the holders of such Warrants might be expected to exercise them at a time when the Company would, in all likelihood, be able to obtain any needed capital by a new offering of securities on terms more favorable than those provided in the Warrants.
However, no assurances can be given that the Company will not redeem the Warrants at a time when the holders of such Warrants are financially unable to exercise such Warrants.

     9. POTENTIAL FUTURE SALES OF COMMON STOCK. An estimated 550,000 shares of the Company's issued and outstanding Common Stock are "restricted securities" as that term is defined under Rule 144 promulgated under the Securities Act of 1933. In general, under Rule 144, a person who has satisfied a two-year holding period may, under certain circumstances, sell within any three-month period a number of shares which does not exceed the greater of 1% of the then outstanding shares of Common Stock or the average weekly trading volume in shares during the four calendar weeks immediately prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity or other limitation by a person who is not an affiliate of the Company and who has satisfied a three-year holding period. Future sales of such shares made under Rule 144 may have an adverse effect on the then prevailing market price, if any, of the Common Stock and adversely affect the Company's ability to obtain future financing in the capital markets as well as create a potential market overhang. See "Description of Securities."

     10. SERIES 1 WARRANTS - REQUIREMENT OF CONTINUING REGISTRATION. The Company must have a current and effective registration statement on file with the Securities and Exchange Commission in order for a warrant holder to be able to exercise his Series 1 Warrants. The Warrant Agreement relating to the Series 1 Warrants contains certain provisions requiring the Company to file for, and endeavor to secure, such current and effective registration of the shares of Common Stock issuable upon exercise of such Warrants so long as there is a reasonable likelihood of exercise. Various state securities laws relating to qualification of securities for sale in such states may also be applicable. Necessarily, there can be no assurance that the Company will, at all times during the life of the Series 1 Warrants, be able to secure or maintain such registration or qualification; and in the event it is unable to do so, the Series 1 Warrants will not be exercisable and will be valueless. If the Company is unable to qualify the shares of Common Stock underlying the Series 1 Warrants for sale in particular states, Warrant holders in those states will have no choice but to sell their Series 1 Warrants or let them expire. See "Description of Securities."

     11. EFFECT OF ISSUANCE OF COMMON STOCK UNDERLYING OUTSTANDING OPTIONS, SERIES 1 WARRANTS, UNDERWRITER'S UNIT WARRANTS AND UNDERWRITER'S WARRANTS. The Company has granted options to purchase shares of Common Stock. As of February 28, 1996, there are outstanding options to acquire approximately 1,678,968 shares of Common Stock granted to key employees, officers and directors of the Company. The Company has filed a Registration Statement on Form S-8 to register shares of the Company's Common Stock underlying such options. Possible or actual sales of the Company's Common Stock issuable upon exercise of the aforesaid options, Underwriter's Unit Warrants, Underwriter's Warrants and/or the Series 1 Warrants may have a depressive effect upon the price of the Company's Common Stock.

           MANAGEMENTS DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

     For fiscal 1995, net sales decreased 1.4%. The decrease in net sales for the fiscal 1995 resulted in MBM's downsizing of unprofitable divisions acquired from Clark Surgical Corp. ("Clark") during the prior year. For fiscal 1994 net sales increased 64.4% as compared with the prior year. This increase in sales resulted from MBM's acquisition of Clark and its continuing effort to increase market penetration and sales volume on the existing customer base and the addition of new customers. During 1995, 1994 and 1993, the introduction of new products, changing prices and inflation had no material impact on MBM's operations.

     Net income for fiscal 1995 was .9% of net sales versus 1.3% of net sales in fiscal 1994 versus 1.6% of sales in fiscal 1993. Net income before the cumulative effect of accounting change in fiscal 1994 was 1.4% of net sales versus 1.6 % of net sales in fiscal 1993. The decrease for fiscal 1995 versus fiscal 1994 was due to increased interest rates charged by financial institutions, the downsizing of unprofitable divisions acquired from Clark Surgical Corp. during the prior year, a decrease in the overall consolidated gross profit percentage and an increase in the effective income tax rate for 1995. The decrease for fiscal 1994 versus fiscal 1993 was due primarily to costs associated with the acquisition of Clark, the expansion of MBM's hospital and physician sales forces and increases in the interest rates charged by financial institutions.

GROSS PROFIT/OPERATING EXPENSES

     Gross profit for fiscal 1995 was 21.3% of net sales versus 21.9% of net sales in fiscal 1994. The decrease in gross profit was a result of changes in MBM's product mix. Gross profit for fiscal 1994 was 21.9% of net sales versus 23.8% of net sales in fiscal 1993. The decrease in gross profit was a result of increased sales to hospitals and changes in MBM's product mix. Selling, shipping and warehouse and general and administrative expenses expressed as a percent of net sales decreased .2% for fiscal 1995 as compared to fiscal 1994. Selling, shipping and warehouse and general and administrative expenses expressed as a percent of net sales decreased 1.4% for fiscal 1994 as compared to fiscal 1993.

INTEREST AND FINANCING COSTS (NET OF INTEREST INCOME)

     Interest expense net of interest income expressed as a percent of net sales increased .1% for fiscal 1995 when compared to the prior year as a result of increases in the interest rates charged by financial institutions. Interest expense net of interest income expressed as a percent of net sales increased .2% for fiscal 1994 as compared to the comparable period of the prior year, as a result of increases in accounts receivable and increases in interest rates charged by financial institutions.

LIQUIDITY AND CAPITAL RESOURCES

     During the past three fiscal years, MBM continued to meet its cash needs via cash flow from operations and borrowings. During fiscal 1995, 1994 and 1993, MBM had an average of approximately $10,500,000, $11,000,000 and $4,000,000 respectively, of unused credit lines available each month over its normal operating requirements.

     Management believes that its working capital of approximately $30,000,000 at November 30, 1995 provides sufficient liquidity for its short and long-term requirements and that MBM's long-term liquidity is not materially effected by any restrictive covenants contained in MBM's Revolving Credit Agreement. Further, Management believes that MBM should not experience a problem in connection with the maintenance of such covenants and that its $25,000,000 line of credit provides MBM with the resources it reasonably expects to require to meet its cash commitments through fiscal 1996.

     For fiscal 1995 MBM generated cash flow from operating activities. A decrease in accounts payable and an increase in prepaid expenses over and above decreases in accounts receivable and inventory contributed to MBM's generation of cash. During fiscal 1995, MBM's financing activities used cash as a result of repayments of the bank loan under its long-term credit agreement. For fiscal 1995, MBM used cash in investing activities to make capital expenditures and payments of net assets.

     For fiscal 1994, MBM generated cash flow from operating activities. An increase in accounts payable over and above increases in inventory, accounts receivable and prepaid expenses contributed to MBM's generation of cash. During fiscal 1994, MBM's financing activities used cash as a result of repayments of the bank loan under its long-term credit agreement. For fiscal 1994 MBM used cash in investing activities to make capital expenditures and payments of net assets. During fiscal 1994, MBM acquired the business and certain assets of Clark through an increase in MBM's line-of-credit and the use of same.

     For fiscal 1993, MBM used cash for operating activities. An increase in accounts receivable, inventory, prepaid expenses and a decrease in accrued expenses and accounts payable contributed to MBM's use of cash. During fiscal 1993, MBM's financing activities generated cash flow as a result of the net proceeds from the exercise of Series 1 Warrants and the sale of Debentures. For fiscal 1993, MBM used cash in investing activities to make capital expenditures.

     Between August and September 1993, MBM received approximately $4,000,000 in gross proceeds from the exercise of Warrants. In November 1993, MBM completed the private sale and issuance of its 7% convertible subordinated Debentures due October 30, 2003. Net proceeds from the issuance of the Debentures with a face value of $3 million was approximately $2.7 million. These proceeds combined with borrowings under MBM's line of credit were used on December 1, 1993 to purchase the assets of Clark at a purchase price of approximately $16,500,000. The Debentures are immediately convertible into shares of Common Stock at the rate of $8.00 per share until October 28, 2003, subject to adjustment in certain events. In September 1995, $1,500,000 of Debentures were converted into 187,500 shares of MBM's Common Stock.

SELECTED FINANCIAL DATA


                                                                    AS AT AND FOR THE YEARS ENDED NOVEMBER 30,
                                                     ------------------------------------------------------------------------
                                                         1995           1994           1993           1992           1991
                                                     ------------   ------------    -----------    -----------    -----------

NET SALES                                            $119,873,764   $121,604,461    $73,951,410    $61,629,435    $50,739,534

COST OF GOODS SOLD                                     94,307,143     94,923,689     56,347,353     47,287,409     38,561,458
                                                     ------------   ------------    -----------    -----------    -----------

GROSS PROFIT                                           25,566,621     26,680,772     17,604,057     14,342,026     12,178,076
                                                     ------------   ------------    -----------    -----------    -----------
EXPENSES:
 Selling, shipping and warehouse                       14,511,793     14,421,280      8,521,021      6,852,670      5,760,276
 General and administrative                             7,901,052      8,581,615      6,525,488      5,015,128      4,303,953
 Interest and financing costs - net                     1,238,887      1,044,257        502,329        289,355        425,694
 Non-recurring items:
  Provision for consolidation of facilities                     -              -              -              -        483,000
                                                     ------------   ------------    -----------    -----------    -----------
    Total expenses                                     23,651,732     24,047,152     15,548,838     12,157,153     10,972,923
                                                     ------------   ------------    -----------    -----------    -----------

INCOME BEFORE PROVISION FOR INCOME TAXES                1,914,889      2,633,620      2,055,219      2,184,873      1,205,153

PROVISION FOR INCOME TAXES                                806,000        952,000        853,000        962,000        537,000
                                                     ------------   ------------    -----------    -----------    -----------
INCOME BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE    1,108,889      1,681,620      1,202,219      1,222,873        668,153

CUMULATIVE EFFECT OF ACCOUNTING CHANGE FOR
 INCOME TAXES PRIOR TO 1994                                     -        (60,000)             -              -              -
                                                     ------------   ------------    -----------    -----------    -----------

NET INCOME                                           $  1,108,889   $  1,621,620    $ 1,202,219    $ 1,222,873    $   668,153
                                                     ------------   ------------    -----------    -----------    -----------
                                                     ------------   ------------    -----------    -----------    -----------

EARNINGS PER COMMON AND COMMON EQUIVALENT SHARE
 BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE       $        .25   $        .37    $       .30    $       .41    $       .37

CUMULATIVE EFFECT OF ACCOUNTING CHANGE FOR
 INCOME TAXES PRIOR TO 1994                                     -           (.01)             -              -             -
                                                     ------------   ------------    -----------    -----------    -----------

EARNINGS PER COMMON AND COMMON EQUIVALENT SHARE      $        .25   $        .36    $       .30    $       .41    $       .37
                                                     ------------   ------------    -----------    -----------    -----------
                                                     ------------   ------------    -----------    -----------    -----------

AVERAGE NUMBER OF SHARES USED TO COMPUTE EARNINGS
 PER COMMON AND COMMON EQUIVALENT SHARE                 5,121,634(*)   4,896,518(*)   4,734,746(*)   3,481,415(*)   1,784,986
                                                     ------------   ------------    -----------    -----------    -----------
                                                     ------------   ------------    -----------    -----------    -----------

DIVIDENDS PAID                                               NONE           NONE           NONE           NONE           NONE
                                                     ------------   ------------    -----------    -----------    -----------
                                                     ------------   ------------    -----------    -----------    -----------

WORKING CAPITAL                                       $29,965,266   $ 30,141,450   $ 20,965,370    $15,819,417    $11,793,261
                                                     ------------   ------------    -----------    -----------    -----------
                                                     ------------   ------------    -----------    -----------    -----------

LONG-TERM DEBT (net of current maturities)            $17,270,062   $ 19,381,239   $  9,584,684     $9,410,079     $8,022,054
                                                     ------------   ------------    -----------    -----------    -----------
                                                     ------------   ------------    -----------    -----------    -----------

TOTAL ASSETS                                          $51,135,712   $ 54,461,087   $ 32,784,324    $27,934,060    $19,488,491
                                                     ------------   ------------    -----------    -----------    -----------
                                                     ------------   ------------    -----------    -----------    -----------

STOCKHOLDERS' EQUITY                                  $21,064,152   $ 18,067,056   $ 16,193,524    $10,461,736     $5,822,407
                                                     ------------   ------------    -----------    -----------    -----------
                                                     ------------   ------------    -----------    -----------    -----------

STOCKHOLDERS' EQUITY PER SHARE                              $4.11(*)       $3.69(*)       $3.42(*)       $3.01(*)       $3.26
                                                            -----          -----          -----          -----          -----
                                                            -----          -----          -----          -----          -----
TANGIBLE BOOK VALUE PER SHARE                               $3.14(*)       $2.92(*)       $3.13(*)       $2.72(*)       $2.69
                                                            -----          -----          -----          -----          -----
                                                            -----          -----          -----          -----          -----



(*) Includes additional shares assuming conversion of stock options and warrants utilizing the modified treasury stock method. For the other years, outstanding stock options and warrants have not been included since their effect would be antidilutive or immaterial.

     All references to shares and per share data have been restated for 1991 due to a reverse stock split on June 28, 1991.

                                 USE OF PROCEEDS

     The net proceeds to be received by the Company assuming the exercise of all of the Series 1 Warrants (of which no assurances can be given in this regard) are estimated to be approximately $3,726,156 before deducting estimated offering expenses payable by the Company of $10,000. Such net proceeds (combined with any proceeds received from the exercise of the Underwriter's Unit Warrants and Underwriter's Warrants) will be used to temporarily reduce the balance outstanding under the Company's bank line-of-credit which may then be drawn upon for all general corporate purposes including, without limitation, for possible acquisition(s). At February 29, 1996, the Company does not have agreements for any material acquisition that may be deemed probable. Accordingly, the expenditure of these funds will be at the discretion of Management. See "Investment Considerations - Dependence on Financing and "Investment Considerations - Use of Proceeds at the Discretion of Management."


                               MARKET INFORMATION

     The Company's Common Stock is quoted on the National Association of Securities Dealers' Automated Quotation System National Market System ("NASDAQ/NMS") under the symbol "MBMI." The Company's Series 1 Warrants may be quoted in the "pink sheets" published by National Quotation Bureau, Inc. The Company does not intend to qualify the Series 1 Warrants for trading on NASDAQ. During the period December 1, 1993 to November 30, 1995, the Company's Series 1 Warrants were unpriced.

     The following table reflects the high and low sales prices for the Company's Common Stock for the periods indicated as reported by the National Association of Securities Dealers, Inc. ("NASD") from its NASDAQ system:



                                                            COMMON STOCK
                                                            -------------

                                                                   QUARTER ENDED
                             ---------------------------------------------------------------------------------------------

                               February 28                 May 31                  August 31              November 30
                             High        Low            High      Low            High      Low          High       Low
--------------------------------------------------------------------------------------------------------------------------
Fiscal Year Ended
November 30, 1995             10        9-7/16         12-5/8    9-5/16         13-7/8    11-1/4         14        12


Fiscal Year Ended
November 30, 1994             13        8              10-3/4    9-1/8          10        9-1/2          10        9-1/2

     The over-the-counter market quotations reported above reflect inter-dealer prices, without retail markup, markdown or commission.

     As of March 1, 1996 at 4:00 P.M. Eastern Standard Time, the last sale price of the Common Stock in the over-the-counter market was $14.00.

     Management has been advised by its transfer agent (American Stock Transfer & Trust Company) that the approximate number of record holders of the Company's Common Stock, as of March 1, 1996, the record date, was approximately 790. No cash dividends have been paid by the Company on its Common Stock and no such payment is anticipated in the foreseeable future.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of November 30, 1995:


                                                                       Amount
                                                                    -----------
Long term-debt, net of current
  maturities                                                        $17,270,062
                                                                    -----------
Stockholders' equity
  Preferred Stock, $1.00 par value;
  authorized 1,000,000 shares,
  no shares issued
  Common Stock, $.03 par value,
  7,000,000 authorized
  3,878,804 shares outstanding                                          116,364
  Capital in excess of par value                                     12,407,257
  Retained earnings                                                   8,541,695
  Less:  cost of 1,167 shares of
    Common Stock in treasury                                            (1,164)
                                                                    -----------
 Total stockholders' equity                                          21,064,152
                                                                    -----------
     Total capitalization                                           $38,334,214
                                                                    -----------
                                                                    -----------

(1) Does not include the following: (i) the possible exercise of the Underwriter's Warrants issued in 1992 to Royce Investment Group, Inc. to purchase a maximum of 241,051 shares, (ii) outstanding stock options granted to officers, directors, employees and consultants covering approximately 1,678,968 shares, or (iii) 187,000 shares issuable upon conversion of certain Debentures.

                                    DILUTION

     Persons exercising the Series 1 Warrants will incur an immediate and substantial dilution of the net tangible book value per share of their investment. As of November 30, 1995, the Common Stock of the Company had a net tangible book value of approximately $16,074,079 or $4.15 per share based upon 3,877,637 shares outstanding at that date. Without taking into account any other changes in the Company's net tangible book value after November 30, 1995 other than those resulting from the assumed exercise of Series 1 Warrants (of which no assurances can be given in this regard) at an average exercise price of $5.73 per share, the pro forma net tangible book value of the Company's Common Stock as of November 30, 1995 would be approximately $19,790,235 or $4.37 per share for the Company's then stockholders and an immediate dilution of $1.36 per share to the persons exercising the Series 1 Warrants. The following table illustrates the per share dilution on the basis discussed in the immediately preceding paragraph:


                               Table I - Dilution

     Exercise Price per share                               $5.73
     Net tangible book value per
       share before offering                      $4.15
     Increase in net tangible book value
       per share attributable to the shares
       offered                                      .22
                                                  -------
     Pro forma net tangible book value
       per share after offering (1)                          4.37
                                                            -------
     Dilution to new investors                               1.36
                                                            -------
                                                            -------

______________
(1) After deduction of $10,000 of estimated offering expenses to be paid by the Company.

     The foregoing table does not reflect the possible exercise or conversion of the following: (i) Underwriter's Unit Warrants and/or Underwriter's Warrants to purchase a maximum of 241,051 shares, (ii) outstanding stock options granted to officers, directors, employees and consultants covering approximately 1,372,369 shares and (iii) certain Debentures covering a maximum of 187,500 shares issuable upon conversion of same. Persons exercising the Underwriter's Unit Warrants and/or Underwriter's Warrants will experience substantial and immediate dilution in the net tangible book value of their investment.

                                    BUSINESS

OVERVIEW

     Micro Bio-Medics, Inc. (the "Company" or "MBM") is a New York company which was incorporated in 1971. The Company distributes medical supplies to physicians and hospitals in the New York metropolitan area, as well as to health care professionals in the sports medicine, emergency medicine, school health, industrial safety, government and laboratory markets nationwide. The Company depends upon the continued supply of the products it distributes, however, it does not depend upon any single source. The Company has neither encountered nor does it anticipate any difficulty in obtaining the necessary products. No one customer has accounted for more than 10% of the Company's revenues during the fiscal years ended November 30, 1995, November 30, 1994 and November 30, 1993.

CALIGOR DIVISION

     The Company's Caligor Division is a physician supplier in the New York metropolitan area, serving over 12,000 physicians and laboratories. It also serves local hospitals, nursing homes and industrial medical departments.

     Caligor provides its physicians with a comprehensive selection of supplies and related services. The division's estimated 50,000 supplies range from bandages and pharmaceuticals to sophisticated diagnostic equipment, while the services range from equipment repair to the complete design and installation of new offices, waiting rooms, exam rooms and laboratories.

     The Caligor division through Caligor Physicians & Hospital Supply Corp., a wholly owned subsidiary of the Company, also operates a pharmacy in Manhattan to serve local physicians and their patients. In addition, the Caligor Division supplies independent clinical labs, hospital labs, and physician in-office labs with diagnostic equipment, test kits, reagents and disposables.

     Over the past few years, the Caligor Division has been able to acquire a number of smaller distributors, resulting in significant economies of scale and improved operating efficiencies. Caligor has increased its market share in these new territories with the same combination of sales force support, direct mail, catalogs and telemarketing sales that it uses in existing territories.

     Caligor is the Company's largest division in terms of annual sales. Revenues during fiscal 1995 were approximately $98,300,000 or 82% of the Company's total revenues for the same period as compared to $101,000,000 or 83.1% of total revenues for the comparable period of fiscal 1994, as compared to $55,100,000 or 74.6% of the total revenues for the comparable period of fiscal 1993. The Company's revenues since 1993 have dramatically increased as a result of the Company's acquisition of the business and assets from Clark Surgical and sales and marketing efforts aimed at the acquired and existing customer base.

MBM DIVISION

     The MBM Division distributes sports medicine supplies, school nurse supplies, medical equipment and rehabilitation equipment to over 10,000 schools, colleges, municipalities, emergency medical units and professional sports teams around the country, including many of the major and minor league baseball, basketball, football and hockey teams. Revenues derived from municipalities and school districts are derived from competitive bidding.

     Like the Caligor Division, MBM Division serves its customers with a comprehensive line of supplies and services, ranging from the delivery of athletic tape to an NFL team on the road to the complete design, furnishing and stocking of a training room, sports medicine clinic, or school nurse office.

     MBM Division markets its product line primarily via three catalogs which it distributes to customers and prospective customers each year. These catalogs are supported by direct mail, telemarketing, professional journal advertising, national and local trade show exhibitions, and an inside sales and customer service staff.

     The seasonal buying habits of the Company's school and athletic customers is concentrated between the months of June and

September of each year. Although the Company's marketing expenses relating to such customers are incurred throughout the year, the Company has experienced no problem in meeting its cash requirements as a result of its working capital and extension of credit under its Revolving Credit Agreement.

     Revenues derived from the MBM Division during fiscal 1995 were approximately $18,800,000 or 15.7% of the Company's total revenues for the same period as compared with approximately $18,100,000 or 14.9% of total revenues for fiscal 1993 and $16,500,000 or 22.3% total revenues for fiscal 1993. Revenues increased as a result of greater market penetration.

HEALER PRODUCTS DIVISION

     The Company's Healer Products Division is an assembler and wholesaler of first aid kits and private label medical products. These products, in turn, are marketed by the Company's other divisions, and sold to numerous outside markets through a network of commissioned sales agents. The first aid and medical kits are produced in a variety of forms and sizes, but are generally designed for use in government, industry, schools, emergency medical organizations, hospitals, homes and recreational facilities.

     The Healer Products Division also produces specialized kits for volunteer ambulance corps, emergency squads, corporate offices, construction operations, restaurants, retail stores, boats, athletic activities, motor vehicles, and sales promotion purposes as well as for specific medical problems such as burns, poisoning, insect stings, traumatic accidents, obstetrical emergencies and eye injuries.

     Many of the products contained in the kits are generic and are marketed under the Company's private label. The use of private-label generic products permits attractive pricing for the Company and its customers and creates a consistent, positive brand image among customers.

     Revenues derived from the Healer Products Division during fiscal year 1995 were approximately $2,700,000 representing 2.3% of the Company's total revenues as compared with $2,459,000 representing 2.0% of total revenues for fiscal 1994 and as compared to $2,300,000 representing 3.1% of total revenues for fiscal 1993. Revenues increased as a result of increased market penetration and the addition of more independent commission sales representatives.

ACQUISITION OF STONE MEDICAL SUPPLY CORPORATION

     Pursuant to an Agreement for Merger and Reorganization dated November 2, 1995 among MBM, Diagnostic Leasing Corp. ("DLC"), Stone Medical Supply Corporation ("Stone"), a distributor of physician and podiatry supplies and equipment, and Andrew D. Stone, Stone was merged into DLC with DLC as the surviving corporation on January 18, 1996. The Company issued approximately 280,696 shares of its

Common Stock in exchange for the outstanding shares of Stone. Subsequent to the merger, DLC changed its name to Stone Medical Supply Corporation.

ACQUISITION OF MID COUNTY MEDICAL SUPPLY CO., INC.

     On March 27, 1995, MBM acquired certain assets and customer accounts of Mid County Medical Supply Co., Inc., a distributor of physician and hospital supplies, for approximately $500,000. The purchase price was allocated based upon the fair market value of the assets at the date of acquisition. The operations of Mid County Medical Supply Co., Inc., have been combined into the Caligor Division.

ACQUISITION OF JOSEPH WEINTRAUB, INC.

     On June 1, 1994, MBM acquired certain assets and customer accounts of Joseph Weintraub, Inc., a distributor of physician and hospital supplies for approximately $1,100,000. The purchase price was allocated based upon the fair market value of the assets at the date of acquisition. The operations of Joseph Weintraub Inc. have been combined into the Caligor Division.

ACQUISITION OF CLARK SURGICAL CORP.

     On November 19, 1993, MBM Hospital Supply Corp., a wholly owned subsidiary of MBM entered into an agreement with Clark Surgical Corp. ("Clark") to acquire from Clark substantially all of the assets and customer accounts subject to certain specific liabilities and obligations arising out of the contracts and personal property leases acquired (the "Agreement"). This transaction closed on December 1, 1993 and was accounted for as a purchase.

     The purchase price for all the assets was approximately $16,500,000. The purchase price was based upon the book value of the inventory, accounts receivable and fixed assets purchased by MBM Hospital plus $1 million for Clark's goodwill as described in the Agreement. MBM also issued to certain persons warrants to purchase an aggregate of 40,000 shares of MBM's Common Stock at a purchase price of $8.00 per share, subject to MBM's right to terminate the unvested portion of the Warrants upon certain conditions at the sole discretion of the Board of Directors. The Warrants vested 20% at closing and the balance was scheduled to vest in four equal annual amounts on the anniversary date of the Closing Date. However, the unvested portion of the Warrants to purchase 32,000 shares have been terminated.

     The Agreement also provided for the execution of agreements not to compete with Alfred S. Bretan and Burt Wexler, the sole shareholders of Clark (hereinafter referred to as the "Shareholders"). The agreements not to compete provide for the payment of $2.725 million in cash over a seven year period.

     The operations of MBM Hospital Supply Corp. have been combined into the various divisions of MBM.

ACQUISITION OF HARRISBURG SURGICAL SUPPLY, INC.

     On March 29, 1993, MBM acquired Harrisburg Surgical Supply, Inc., a distributor of physician and nursing home supplies servicing the eastern Pennsylvania, Philadelphia and Baltimore metropolitan markets. The consideration paid consisted of a combination of $600,000 in cash and 71,229 shares of MBM's Common Stock for an aggregate purchase price of approximately $1,200,000. The operations of Harrisburg Surgical Supply, Inc. have been combined into the Caligor Division.

REVOLVING CREDIT AGREEMENT

     MBM has entered into a Credit Agreement with Chase Manhattan Bank N.A. ("Chase") to act as agent of and as a participant in a $25 million secured revolving credit facility for MBM. Fleet Bank of New York ("Fleet") also acted as a participant in the Credit Agreement. Chase's and Fleet's commitment under the Credit Agreement is limited to $15 million and $10 million, respectively. All references to MBM include MBM and its subsidiaries.

     The Credit Agreement, as amended, which expires on February 15, 1999, provides for a three year secured revolving credit in an amount which shall not exceed the lesser of (a) $25,000,000 or (b) the borrowing base as defined in the Credit Agreement.

     The Credit Agreement provides for MBM to pay interest on loans made under the facility at the rate of 1/4 of 1% over the Banks periodic base rate unless MBM elects to pay based upon an alternative formula at the time of each borrowing. MBM has been borrowing primarily by utilizing LIBOR, at the prevailing rate plus 1.75%. The prevailing rate varies based upon the term of the LIBOR. Upon request by MBM, the Banks may, at their option, create banker acceptances under the facility. On June 7, 1995, MBM entered into a three year interest rate swap agreement with Chase for $10,000,000. It is management's intent to match the agreement's terms as to principal amounts and repricing maturities in order to reduce MBM's interest rate risk on its revolving loans. Effectively, the agreement serves to limit the net interest rate charged on MBM's first $10,000,000 of revolving loans to 8.75%. However, MBM would receive no further interest rate benefit once the applicable interest rate falls below 7.05%.

     The Credit Agreement is subject to several conditions and financial covenants such as the following:

     - WORKING CAPITAL: MBM shall maintain a Consolidated Working Capital of no less than $10,500,000 as of the end of each fiscal quarter.

     - INTEREST COVERAGE RATIO: MBM shall maintain a ratio of Consolidated EBITA (earnings before interest, taxes and amortization) to Consolidated Interest Expense, measured at the end of each fiscal quarter for a period comprised of such fiscal quarter and the three immediately preceding fiscal quarters, of not less than 2.50 to 1.00.

     - CURRENT RATIO: MBM shall maintain a ratio of Consolidated Current Assets to Consolidated Current Liabilities of not less than 1.20 to 1.0, calculated at each fiscal quarter end.

     - LEVERAGE RATIO: MBM shall maintain a ratio of (a)(i) total liabilities of MBM and its Consolidated Subsidiaries less (ii) Approved Subordinated Debt divided by (b)(i) net worth of MBM and its Consolidated Subsidiaries plus (ii) Approved Subordinated Debt less
          (iii) intangible assets of MBM and its Consolidated Subsidiaries, as of the end of each fiscal quarter of MBM of not more than 2.75 to 1.00.

     - TANGIBLE NET WORTH: MBM shall maintain a Consolidated Tangible Net Worth, calculated at the end of each fiscal year, of no less than $400,000 more than the Consolidated Tangible Net Worth for the respective immediately preceding fiscal year.

     The Credit Agreement provides, among other things that, (1) MBM shall not declare or pay any dividends or make any distribution of assets to stockholders, except that MBM may declare dividends and make distributions solely in the Common Stock of MBM, (2) MBM shall not purchase any of its capital stock now or hereafter outstanding which purchase shall, when aggregated with all other such purchases, exceed $250,000 (excluding certain purchases as set forth in the Credit Agreement relating to MBM's shares that were issued in connection with MBM's purchase of Harrisburg Health Care, Inc.), (3) MBM shall not lease, assign, transfer or dispose of assets other than in the ordinary course of business, (4) MBM shall not change its fiscal year, (5) MBM shall not incur any debt other than the following: debt owed to the Banks under the facility; existing debt disclosed to and approved by the Banks; approved subordinated debt; debt between MBM and a subsidiary; accounts payable to trade creditors incurred in the ordinary course of business; commercial letters of credit issued for the account of MBM by other than the Banks in amount not to exceed in the aggregate at any time the principal sum of $500,000; and such other debt as provided for in the Credit Agreement.

REGULATORY REQUIREMENTS

     The manufacturers of many products sold by MBM are required to obtain U.S. Food and Drug Administration ("FDA") approval for such products, failing such approval, sales of such products cannot lawfully be made. MBM's assembly, warehousing and distribution procedures are subject to the Good Manufacturing Practices regulation of the FDA. MBM has registered itself with the FDA and has renewed said registration annually. Such registration permits MBM to distribute supplies and medical devices.

     The Caligor Division, among its various activities, operates as a wholesaler and retailer of prescription drugs and medical devices in the State of New York. The practice of pharmacy at the wholesale and retail level is regulated by federal, state and local statutes, rules and regulations. MBM is duly licensed to permit its Caligor Division to operate as wholesalers and retailers in prescription drugs and medical devices in the State of New York. In the future, should MBM expand such activities, it will have to comply with all applicable federal, state and local rules.

COMPETITION

     MBM, in all phases of its activities, experiences competition from other manufacturers and distributors of products in the same categories as those of MBM, as well as from wholesale and retail pharmacies, selling to the same general markets as those of MBM. Additionally, the Caligor Division's services are subject to competition from similar service organizations. Many of MBM's competitors have far greater resources than MBM and, in addition, many larger and better financed firms not presently in MBM's lines of business may conceivably enter these lines of business in the future. However, most of MBM's markets are serviced by hospital and surgical supply dealers, athletic retailers, pharmacies and equipment repair firms. MBM believes that its purchasing power, quick service including next day delivery where possible, competitive pricing and marketing expertise enable it to compete favorably with such firms although it continues to experience significant competition from other firms which are better established and have substantially greater financial resources than MBM.

EMPLOYEES

     At November 30, 1995, MBM employed 297 full-time employees, including 118 sales and customer service persons, 92 warehouse and shipping workers, 59 clerical workers 7 delivery persons, 6 computer programmers, 2 pharmacists, 7 purchasing agents and 6 senior management officers. MBM usually employs seasonal summer employees during peak sales volume periods. MBM's employees are not covered under any collective bargaining agreements and there have been no work stoppages. Management believes MBM has satisfactory employee relations at all levels.

FACILITIES

     In 1992, MBM consolidated its various Mount Vernon facilities described below into one central location consisting of approximately 88,000 square feet of assembly and storage space and 20,000 square feet of office space in a 31 year old industrial building at 846 Pelham Parkway, Pelham Manor, New York. This location's facilities are leased from a non-affiliated entity and are in good condition and sprinklered. MBM leased these premises pursuant to a lease which expires on July 31, 2007. MBM pays an annual rent of approximately $468,000, with certain additional sums based upon property tax costs.

     The Pelham Manor, New York facilities are equipped to house the assembly processing, customer service, warehousing and shipping requirements of all MBM's divisions to the extent located at these facilities. It contains an order picking conveyor system, fork lifts, large numbers of pallet racks and shelving, manually operated material handling equipment, packaging equipment, assembly equipment (tables, benches and conveyers), engraving machinery (for medical equipment), and conventional office equipment, including an electronic data processing system used to facilitate all areas of MBM's business.

     MBM leases for its Caligor Division approximately 5,000 square feet of space at 1226 Lexington Avenue, New York, New York, under a lease which expires on April 30, 2000, for which it presently pays an annual rental of approximately $49,000 per annum, together with additional sums for heat, utilities and property tax costs. This location contains a store front facility fully equipped to operate as a wholesale and retail pharmacy, and a basement storage facility.

     MBM leases for its MBM division approximately 4,290 square feet of space at 211 Harbor Way, South San Francisco, California under a lease which expires on January 31, 2000 for which it pays an annual rental of approximately $30,000. This location's facilities are in good condition with approximately 1,000 square feet being devoted to office space and the balance to warehouse space.

     MBM also leases approximately 3,100 square feet of space in Jacksonville, Florida, under a lease which expires June 30, 1997. The annual rental under the lease is approximately $17,300.

     MBM leases for its Caligor Division approximately 120,000 square feet of warehouse space including offices and warehouse dock at 300 Michael Drive, Syosset, New York. The building is fully sprinklered and alarmed. MBM leases these facilities pursuant to a lease which expires on March 31, 1997, with an option to renew until April 29, 2001. MBM pays an annual rent of $240,000 with certain additional sums based upon property tax costs, insurance and utilities.

     In February 1996, MBM leased for its Caligor Division approximately 82,000 square feet of space in the Bronx, New York, under a lease which expires in January, 2001. The annual rent is approximately $200,000. The space will be used by Caligor's Hospital Division for its stockless distribution operations. The premises are in good condition, sprinklered and alarmed.

     All of MBM's facilities are adequate for MBM's present needs. In the event that additional facilities are needed, Management believes that such facilities can be obtained at a reasonable cost.

     Stone's executive and sales offices and its storage facilities were located at 2487 North Jerusalem Road, East Meadow, New York 11550, containing approximately 13,800 square feet. Stone purchased the aforesaid premises on July 13, 1984, for the sum of $200,000. A first mortgage was obtained from Citibank, N.A., in the principal amount of $175,000, payable over twenty years at the monthly rate of $730, plus interest on the unpaid balance. On March 15, 1985, the Job Development Authority of the State of New York (the "JDA") made an additional loan on the premises for alterations in the sum of $149,000, replacing temporary financing. MBM is actively attempting to sell the property.

     None of MBM's leases are with related parties. Additionally, MBM now owns 1 automobile and 2 trucks and leases 2 station wagons, 5 trucks and 10 automobiles, all of which are utilized for business purposes.

LEGAL PROCEEDINGS

     There are no material legal proceedings pending against the Company.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The Directors and Executive Officers of the Company are as follows:

    Name                             Age                         Title
    ----                             ---                         -----

Bruce J. Haber                        43                    President, Chief
                                                            Executive Officer
                                                            and Director

Marvin Caligor                        65                    Consultant, Director

Renee Steinberg                       73                    Secretary and
                                                            Director

K. Deane Reade, Jr.                   54                    Director

Louis Buther                          42                    Vice President

Ernest W. Nelson                      41                    Vice President

Michael J. Levy                       58                    Vice President

Stuart F. Fleischer                   43                    Vice President-
                                                            Finance, Principal
                                                            Financial and
                                                            Accounting Officer

Gary L. Butler                        53                    Treasurer, Assistant
                                                            Secretary


     Bruce J. Haber is serving as President and a Director of MBM. Mr. Haber was elected to the position of President in December, 1983; has served as a Director of MBM since September, 1981; and, from that date, until his election as President of MBM, served as Executive Vice-President of MBM. Prior to his affiliation with MBM, Mr. Haber served from 1977 to August, 1981 as a Vice-President of Commercial Credit Business Services, Inc., New York. Mr. Haber holds a Bachelor of Science degree from the City College of New York and a Master of Business Administration from Baruch College in New York. Mr. Haber is a full-time employee of MBM.

     Louis Buther has been a Vice-President of MBM since December, 1983. He has served as Vice-President of MBM's wholly-owned subsidiary Caligor Physicians and Hospital Supply Corp. since May, 1983 and from March 1, 1982 to April, 1983, served as its Sales Manager. Mr. Buther also served as Sales Manager for the Caligor business from 1980 until its acquisition and prior thereto served it in the capacity of a licensed pharmacist and pharmacist intern. Mr. Buther holds an Associate Arts Science degree in Chemistry from Bronx Community College and a Bachelor of Science degree in Pharmacy from Long Island University. Mr. Buther is a full-time employee of MBM.

     Ernest W. Nelson has been a Vice-President of MBM since December, 1983. From January, 1982 until his election as a Vice-President, he was employed by MBM as a Sales Representative and then promoted to the position of National Sales Manager for MBM's MBM division. Prior thereto, Mr. Nelson was employed from June, 1981, to December, 1981, as a Sales Representative for United States Lines and, from July, 1976, to June, 1981, as an Athletic Trainer and Associate Professor at Columbia University, New York City. Mr. Nelson holds a Bachelor of Science degree from Central Connecticut State University and a Master of Arts degree from Columbia University. Mr. Nelson is a full-time employee of MBM.

     Michael Levy joined MBM in 1990 as Vice President of the Healer Products Division. Prior to joining MBM, Mr. Levy served as a Management Consultant in the women's apparel industry from 1987 to 1990. He was Senior Vice President of Rudco Industries, Inc., a financial forms manufacturer from 1975 to 1987 and held two management positions in the hardware industry from 1960 to 1975. Mr. Levy is a full-time employee of MBM.

     Stuart F. Fleischer has been Vice President of Finance, Principal Financial and Accounting Officer since April 1995. Stuart Fleischer joined the Company in March 1995. From February 1986 through March 1995, Mr. Fleischer served as a Senior Vice President and Chief Financial Officer of Communications Diversified, a promotional marketing entity. From June 1974 through January 1986, he worked on the audit staff at Price Waterhouse. Mr. Fleischer is a Certified Public Accountant and holds a Bachelor of Science degree from Lehigh University. Mr. Fleischer is a full-time employee of the Company.

     Gary L. Butler has been Treasurer of MBM and has served at various times as an executive officer in other capacities since December, 1983. From March 1, 1982 until December, 1983, Mr. Butler served as the Controller of MBM's wholly-owned subsidiary, Caligor Physicians and Hospital Supply Corp., and, prior thereto, served in such capacity with the Caligor business from May, 1975 until its acquisition by MBM. From December, 1984 to the present, Mr. Butler has served as Treasurer of Caligor Physicians & Hospital Supply Corp. Mr. Butler holds a Bachelor of Science degree from New York University. Mr. Butler is a full-time employee of MBM.

     Marvin S. Caligor, a Director of MBM since March 1, 1982, when Caligor Physicians and Hospital Supply division of Health-Chem Corporation was acquired by MBM. Mr. Caligor also served as Senior Vice-President of MBM from March, 1982 until December, 1987. Since December, 1987, Mr. Caligor has been employed by MBM as a consultant on a part-time basis. From 1969 until its acquisition by MBM, Mr. Caligor was President of the division and an officer and director of Health-Chem Corporation. Mr. Caligor is a licensed pharmacist and holds a Bachelor of Science in Pharmacy from Columbia University.

     Renee Steinberg has served as Secretary and a Director of MBM for more than the past 5 years and has not been associated with any firm other than MBM and its subsidiaries during such period.

Mrs. Steinberg received a Bachelor of Science degree from Cornell University and is a founder of MBM.

     K. Deane Reade, Jr. has been a Director of MBM since July, 1987. Mr. Reade is Managing Director of John Hancock Capital Growth Management, Inc. and a General Partner of Gramercy Hills Partners, L.P. In addition, Mr. Reade is a director of Bangert, Dawes, Reade, Davis & Diose, Inc., a private investment banking firm with offices in New York and San Francisco. As a founder of Bangert, Dawes, Reade, Davis & Diose, Inc., he served as president since its establishment in 1975. Mr. Reade is a graduate of Rutgers University. He is a director of American/Elgen, Inc. (Irvington, New Jersey); Myers Industries, Inc. (Lincoln, Illinois); Wundies Industries Inc. (New York, New York), Zimpro Environmental, Inc. (Rothchild, Wisconsin), U. S. Souvenir, Inc. (Honolulu, Hawaii) and Trail Blazers Camps, Inc. (New York, N.Y.) a 100 year old social service organization with a year round educational program for disadvantaged children from the Metropolitan New York - New Jersey area.

     Directors are elected at the annual meeting of stockholders and hold office until the following annual meeting. The terms of all officers expire at the annual meeting of directors following the annual stockholders meeting. Subject to their contract rights to compensation, if any, officers may be removed, either with or without cause, by the Board of Directors, and a successor elected by a majority vote of the Board of Directors, at any time.

     In October, 1987, the Company established an Executive Compensation Committee with Renee Steinberg as Chairman and Bruce Haber and K. Deane Reade as members and an Audit Committee with K. Deane Reade as Chairman and Bruce Haber and Marvin Caligor as members. The Compensation Committee has the power to review compensation of the Company's executive officers, including salaries, the granting of stock options and other forms of compensation for executive officers whose salaries are within the purview of the Board of Directors. In some cases, the Compensation Committee may make recommendations to the entire Board of Directors for its approval or, itself exercise the powers and authority of the Board of Directors to designate compensation.

     The Audit Committee has the power to (i) select the independent certified public accountant, (ii) satisfy itself on behalf of the Board that the external and internal auditing procedures assure reliable and informative accounting and financial reporting, (iii) have meetings with management, or with the auditors, or with both management and auditors, to review the scope of the auditor's examination, audit reports and the Corporation's internal auditing procedures and reviews, (iv) monitor policies established to prohibit unethical, questionable, or illegal activities by those associated with the Corporation; and (v) review the compensation paid to the auditors through annual audit and non-audit fees and the effect on the independence of the auditors in relation thereto, and it may exercise the powers and authority of the Board of Directors to implement changes in connection with the foregoing or, at its option, may make recommendations to the entire Board of Directors for its approval.

ITEM 11.  EXECUTIVE COMPENSATION

     The following table provides a summary compensation table with respect to the compensation of MBM's Chief Executive Officer (CEO) and the executive officers other than the CEO who are serving as executive officers at the end of fiscal 1995 whose total annual salary and bonus, if any, exceeded $100,000.

                                                     SUMMARY COMPENSATION TABLE
------------------------------------------------------------------------------------------------------------------------------------
                                                                                      Long Term Compensation
                                                                          ---------------------------------------
                                 Annual Compensation                              Awards                 Payouts
-----------------------------------------------------------------------------------------------------------------
  (a)                (b)     (c)            (d)              (e)             (f)           (g)             (h)           (i)
                                                            Other                                                       All
  Name                                                      Annual        Restricted                                   Other
  and                                                       Compen-         Stock                         LTIP         Compen-
Principal                                                   sation         Award(s)     Number of        Payouts       sation
Position             Year  Salary ($)     Bonus ($)           ($)            ($)         Options           ($)           ($)
                                                                             (1)                                         (2)
------------------------------------------------------------------------------------------------------------------------------------
                     1995   222,577        144,131            -0-            -0-         70,000            -0-         40,431
Bruce J. Haber       1994   209,385        199,097            -0-            -0-         70,000            -0-         40,848
CEO,                 1993   191,846        154,594            -0-            -0-         35,000            -0-         25,799
------------------------------------------------------------------------------------------------------------------------------------
                     1995   115,885         50,874            -0-            -0-         17,500            -0-          1,150
Louis Buther         1994   114,058         89,365            -0-            -0-         17,500            -0-          1,766
Vice President       1993   107,363         62,603            -0-            -0-         15,000            -0-          1,581
------------------------------------------------------------------------------------------------------------------------------------
                     1995    85,654         40,890            -0-            -0-         15,000            -0-          1,217
Ernest Nelson        1994    85,346         46,445            -0-            -0-         10,000            -0-          1,228
Vice President       1993    82,056         39,000            -0-            -0-         15,000            -0-          1,340
------------------------------------------------------------------------------------------------------------------------------------

(1) The restricted stock awards are based upon the dollar value of restricted stock, calculated by multiplying the closing market price of the Registrant's unrestricted stock on the date of grant by the number of shares awarded on that date.

(2) Includes contributions to MBM's 401(K) Plan and in the case of Bruce Haber, all other compensation includes insurance premiums paid for a whole life policy which Mr. Haber is allowed to designate the beneficiary and directors fees.

During the past three fiscal years, MBM has not granted stock appreciation rights. In addition, MBM does not have a defined benefit or actuarial plan. See Section 401(k) or deferred retirement plan regarding the cash or deferred retirement plan pursuant to Section 401(k) of the Code. Directors currently receive $16,000 annual compensation for their services as directors, $4,000 for services on each Audit and Compensation Committee and are eligible to receive stock options.

                               OPTION GRANTS TABLE

     The information provided in the table below provides information with respect to individual grants of stock options during fiscal 1995 of each of the executive officers named in the summary compensation table above. MBM did not grant any stock appreciation rights during 1995.


                                                  OPTION GRANTS IN LAST FISCAL YEAR
                                                  ---------------------------------

                                                                                          Potential
                                                                                      Realizable Value at
                                                                                        Assumed Annual
                           Individual Grants                                         Rates of Stock Price
                                                                                         Appreciation
                                                                                     for Option Term (2)
------------------------------------------------------------------------------------------------------------------------------------
   (a)                   (b)               (c)             (d)        (e)             (f)           (g)

                                          % of
                                         Total
                                        Options/
                                       Granted to
                       Options          Employees        Exercise   Expira-
                       Granted          in Fiscal          Price     tion
   Name                 (#)(3)           Year (1)         ($/Sh)     Date           5% ($)        10% ($)
------------------------------------------------------------------------------------------------------------------------------------
Bruce Haber             70,000             34.7            9.625    2/28/05        423,850      1,052,730
Louis Buther            17,500              8.7            9.625    2/28/05        105,963        263,183
Ernest Nelson           15,000              7.4            9.625    2/28/05         90,825        225,585
------------------------------------------------------------------------------------------------------------------------------------

N/A - Not Applicable.

(1) The percentage of total options granted to employees in fiscal year is based upon options granted to officers, directors and employees.
(2) The potential realizable value of each grant of options assumes that the market price of MBM's Common Stock appreciates in value from the date of grant to the end of the option term at annualized rates of 5% and 10%, respectively, and after subtracting the exercise price from the potential realizable value.
(3)  All options are exercisable at any time until the expiration date.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
AND FY-END OPTION VALUES

     The information provided in the table below provides information with respect to each exercise of stock option during fiscal 1995 by each of the executive officers named in the summary compensation table and the fiscal year end value of unexercised options.


------------------------------------------------------------------------------------------------------------------------------------
            (a)                     (b)               (c)                     (d)                              (e)

                                                                                                             Value of
                                                                           Number of                       Unexercised
                                                                          Unexercised                      In-the-Money
                                                                     Options at  FY-End (#)                  Options
                              Shares Acquired        Value                Exercisable/                     at Fy-End($)
                                    on             Realized               Unexercisable                    Exercisable/
            Name               Exercise (#)          ($)(1)                                              Unexercisable(1)
------------------------------------------------------------------------------------------------------------------------------------
Bruce Haber                         -0-               -0-                733,333/1,667                   5,726,580/17,920
Louis Buther                        -0-               -0-                 150,333/-0-                     1,111,323/-0-
Ernest Nelson                       -0-               -0-                 103,666/-0-                       754,115/-0-
------------------------------------------------------------------------------------------------------------------------------------

-----------------------
(1) The aggregate dollar values in column (c) and (e) are calculated by determining the difference between the fair market value of the Common Stock underlying the options and the exercise price of the options at exercise or fiscal year end, respectively. In calculating the dollar value realized upon exercise, the value of any payment of the exercise price is not included.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

     The Compensation Committee of the Board of Directors (the "Committee") is composed of three board members, namely, Bruce J. Haber, the Company's the Chief Executive Officer ("CEO"), Renee Steinberg, the Company's Secretary, and K. Deane Reade, Jr. This Committee is responsible for reviewing, determining and recommending to the Board the annual salary, bonuses, stock option grants, stock awards and other compensation of the executive officers of the Company.

     The report describes the policies and rationales of the Committee in establishing the principal components of executive compensation in 1995. The Committee's review and determination of executive compensation includes consideration of the following factors: (a) compensation surveys of similar size companies, (b) past and future performance contributions of each executive officer, (c) the performance of the Company, both separately and relative to similar size companies, (d) historical compensation levels and (e) recommendations of independent board members with respect to compensation competitiveness.

     Under the direction of the Committee, the Company has developed a compensation strategy designed to compensate its executives on a competitive basis relative to performance and comparable to other companies of similar size. The program is intended to (a) reward executives for long-term strategic management and the enhancement of shareholder value, (b) facilitate the Company's short- and long-term planning process and (c) attract and retain key executives critical to the long-term success of the Company.

     Compensation for each of the Named Executives consists of a fixed base salary and variable components, including both short- and long-term incentive compensation in the form of bonuses, stock option grants and stock awards. An annual salary and performance incentive plan for each of the Company's executive officers, other than the CEO, based on the above-described considerations and the Company's compensation strategy, has been developed and prepared under the direction of the CEO and approved by the Committee. Subject to the CEO's contractual rights in his employment contract, the Committee reviews and fixes the CEO's compensation based on similar data as well as an assessment of his past and future contributions in leading the Company toward its objectives.

     Based on the Company's profitable operations over the past nine years, the Committee believes that the Company's executive management is dedicated to its corporate objectives of achieving significant improvements in long-term financial and operating performance. The executive compensation program outlined below is designed to implement this strategy by rewarding management for achieving these objectives.

     BASE SALARY.   The Company's base salary is designed to recognize the
sustained and cumulative effect on long-term results that its executives have demonstrated. The base salary is a remuneration for services provided and is fixed at levels which are competitive with amounts paid to executives at comparable companies.

     SHORT-TERM INCENTIVES.   Short-term incentives in the form of annual
bonuses are paid to each of the Executives named in the summary compensation table to recognize performance that is related to the achievement of key financial and operating objectives that have been established for a fiscal year. Since short-term incentives should generally reflect one year contributions, the size of the payments may vary considerably from year to year, depending on performance. At the beginning of each year, performance goals for the purposes of determining annual incentive compensation are established in each of the Company's divisions as well as in certain staff departments. These goals are objective, measurable and controllable by the responsible executive.

     LONG-TERM INCENTIVES.    The Committee recognizes that long-term incentive
compensation is a substantial component of the total pay package linking executive pay and corporate performance. At the Company, long-term incentive compensation in the form of equity based compensation is intended to link the interests of its executives with the interests of the Company's shareholders. The payment of stock option grants and stock grant awards are designed to be issued to executives when the Company has provided the shareholders with an acceptable return on their investment over a prolonged period of time.

     CHIEF EXECUTIVE OFFICER'S 1995 COMPENSATION. As more specifically set forth in the Summary of Compensation table, Mr. Haber earned during fiscal 1995, an annual salary of $222,577 (computed at the rate of $225,000 per annum) and an annual bonus of $144,131 equal to 7% of the Company's income before deducting taxes and the amount of his bonus in accordance with his employment contract.In addition, Mr. Haber received options to purchase 70,000 shares of the Company's Common Stock at the then current fair market value at the time of grant.

     In determining Mr. Haber's 1995 compensation, the Committee considered the factors applied to the compensation of all executive officers as discussed above. The Committee decided that, based on these criteria, the Company's performance was successful. The Committee decided that Mr. Haber's total 1995 compensation package reflects the Company's overall performance based on the creation of shareholder value, cash flow, and net income and that his annual bonus which was based upon the terms of his employment contract, compares to that paid to CEO's of similar sized companies.

     The foregoing report has been approved by all members of the Committee.

               Renee Steinberg, Chairperson
               K. Deane Reade, Jr.
               Bruce J. Haber

COMPARATIVE PERFORMANCE BY THE COMPANY

     The Securities and Exchange Commission requires the Company to present a chart comparing the cumulative total shareholder return on its Common Stock with the cumulative shareholder return of (1) a broad equity market index, and (2) a published industry index or peer group for the past five years. Such chart compares the performance of the Company's Common Stock with (1) the NASDAQ Stock Market Index and (2) a group of public companies each of whom are listed in the peer group machinery, equipment and supplies and assumes an investment of $100 on December 1, 1990 in each of the Company's Common Stock, the stock comprising the NASDAQ Stock Market index and the stocks of the machinery, equipment and supplies.

                COMPARISON OF FIVE YEAR-CUMULATIVE TOTAL RETURNS
                              PERFORMANCE GRAPH FOR
                              MICRO BIO MEDICS, INC

PREPARED BY THE CENTER FOR RESEARCH IN SECURITY PRICES
PRODUCED ON 01/26/96 INCLUDING DATA TO 11/30/95

EMPLOYMENT AND CONSULTING AGREEMENTS

     As of April 1, 1995, MBM has a five year Employment Agreement with Bruce J. Haber subject to an automatic one year extension on April of each year commencing April 1, 1996, unless either party elects not to extend the contract after giving the other party at least 180 days prior written notice. Pursuant to this agreement, Mr. Haber has agreed to devote his full time and efforts to the business of MBM and to serve as MBM's President and Chief Executive Officer. Mr. Haber is currently receiving a base salary of $240,750 per annum which compensation is increased annually by at least $5,000 per annum until the termination of the agreement, subject to additional increases at the discretion of the Board of Directors. Mr. Haber is also entitled to be paid each year an annual bonus for the most recently completed fiscal year equal to no less than 7% of MBM's income before income taxes and Mr. Haber's bonus. Mr. Haber received a whole-life policy covering his life, presently in the sum of $2,000,000 and the use of a Company motor vehicle. In the event Mr. Haber's employment agreement is terminated for any reason other than his willful misconduct, then Mr. Haber shall be entitled, as liquidated damages, to an amount of money equal to the greater of $2,000,000 or the sum of five years compensation. In the event there is a dispute as to the amount of liquidated damages payable to Mr. Haber, then on the termination date MBM shall be required to pay into an interest bearing escrow account, the sum of $4,000,000 less the amount of liquidated damages paid to Mr. Haber which is not in dispute.
Mr. Haber will continue to receive his full compensation during the continuation of any dispute.

     If there is a substantial change in the management of MBM, wherein any Board of Directors that may be elected becomes opposed to, or acts contrary to, the policy of the Board of Directors now in control of MBM and, as a result thereof, Mr. Haber, in his sole discretion, finds it difficult for him to work harmoniously and effectively with any such Board of Directors of MBM, or the Board of Directors of MBM shall determine that Mr. Haber shall not be the President and Chief Executive Officer of MBM, or Mr. Haber shall not be elected as a member of the Board of Directors of MBM, then, in any of such events, Mr. Haber shall have the absolute right and option to resign upon giving MBM 60 days written notice of his intention to do so. Upon such resignation, Mr. Haber shall be entitled to the liquidated damages and expenses as set forth above in consideration of Mr. Haber's agreement not to compete with MBM for a period of one year following his resignation. Pursuant to Mr. Haber's employment agreement, MBM is obligated to provide to Mr. Haber indemnification for any claim or lawsuit which may be asserted against him when acting in his capacity as an officer and director of MBM provided said indemnification is not in violation of any federal or state law, rule or regulations.

     On January 1, 1988, Mr. Caligor commenced serving MBM as a part-time consultant at an annual cash compensation of $100,000. Mr. Caligor's consulting contract which originally provided for a termination date of December 31, 1990 was extended by MBM's Board of Directors and currently terminates on December 31, 1996.

STOCK OPTION PLANS

     An Incentive Stock Option Plan (the "1982 Incentive Plan") was adopted by the Board of Directors and stockholders on February 24, 1982 and terminated on February 24, 1992 as to the granting of new options. The 1982 Plan provided that an aggregate of 166,666 shares of MBM's Common Stock were issuable, subject to adjustment in the event of changes in the capital structure of MBM.
Employees of MBM were eligible for selection as participants. During fiscal 1995, 1994 and 1993, 11,300 shares, 12,666 shares and 15,333 shares, respectively, of MBM's Common Stock were issued at exercise prices ranging from $2.25 per share to $4.00 per share. As of February 29, 1996, MBM has 90,367 options outstanding under the 1982 Plan at exercise prices ranging from $2.25 per share to $4.00 per share.

     On April 14, 1989, the Board of Directors adopted and the shareholders later approved a 1989 Non-qualified Stock Option Plan, (the "1989 Plan"), in order to attract and retain qualified employees, officers and directors. Under the 1989 Plan, options to purchase a maximum of 416,666 shares of Common Stock may be granted to employees, officers and directors of MBM. If any options granted under the 1989 Plan expire or terminate for any reason without having been exercised in full, the unpurchased shares shall become available for further options pursuant to the 1989 Plan. The 1989 Plan also provides that no options may be granted after April 13, 1999. The 1989 Plan is administered by the Board of Directors of MBM or by a Stock Option Committee appointed by the Board which consists of not less than three directors. The maximum term of any option under the Plan is ten years. The Board of Directors or Committee appointed by the Board determines which employee, officer or director shall have options under the 1989 Plan, the number of shares of Common Stock that may be purchased under each option, the option price and all other provisions of the respective option agreements (which need not be identical), including but not limited to provisions concerning the time or times when, and the extent to which, the options may be exercised and any limitations upon the transferability of such shares. Each option granted under the 1989 Plan is non-transferable, may be exercised only if the participant has been continuously a director, consultant or employee of MBM. However, in the case of death, the lawful heirs and/or beneficiaries of a deceased optionee may exercise such options for a period of six months after the optionee's death. As of November 30, 1995, MBM had outstanding options under the 1989 Plan to purchase an aggregate of 400,567 shares of MBM's Common Stock at exercise prices from $2.25 per share to $4.00 per share to various officers and members of the Board of Directors. As of November 30, 1995, substantially all of these options are exercisable. During fiscal 1995, 1994 and 1993, 4,333 shares, 4,000 shares and 4,333 shares, respectively, of MBM's Common Stock were issued at exercise prices ranging from $2.25 to $4.00 per share.

     On January 28, 1992, the Board of Directors of MBM adopted a Stock Option Plan (the "1992 Plan") which was approved by stockholders on September 17, 1992. The 1992 Plan, as amended, covers 1,350,000 shares of Common Stock which the Board of Directors have increased to 1,850,000 shares, subject to stockholder approval at the upcoming annual meeting of stockholders. The 1992 Plan authorizes the issuance of the options covered thereby as either "Incentive Stock Options" within the meaning of the Internal Revenue Code of 1986, as amended, or as "Non-Statutory Stock Options." Persons eligible to receive options under the 1992 Plan includes employees, directors, officers, consultants or advisors, provided that bona fide services shall be rendered by consultants or advisors and such services must not be in connection with the offer or sale of securities in a capital raising transaction; however, only employees are eligible to receive an Incentive Option. The 1992 Plan also provides that no options may be granted after January 27, 2002.

     The 1992 Plan is administered by MBM's Board of Directors or a stock option committee consisting of three members of the Board which has the authority to determine the persons to whom options shall be granted, whether any particular option shall be an Incentive Option or a Non-Statutory Option, the number of shares to be covered by each option, the time or times at which options will be granted or may be exercised and the other terms and provisions of the Options. An Optionee of a Stock Option who terminates his employment with MBM, other than by reason of his death or disability, may not exercise his Option. The lawful heirs or beneficiaries of a deceased Optionee may exercise Stock Options for a maximum period of six months after the Optionee's death, so long as the Option has otherwise not expired. All Stock Options are non-transferable except by will or the laws of descent and distribution. The 1992 Plan also provides that:
(i) the exercise price of options granted thereunder is not less than 100% (or in the case of an Incentive Option, 110% if the optionee owns 10% or more of the outstanding voting securities of MBM) of the fair market value of such shares on the date of grant, as determined by the Board or Stock Option Committee, and
(ii) no option by its terms may be exercised more than ten years (five years in the case of an Incentive Option, where the optionee owns 10% or more of the outstanding voting securities of MBM) after the date of grant. Any options which are canceled or not exercised within the option period become available for future grants.

     The 1992 Plan will (a) upon the occurrence of an Acquisition Event (as defined in the 1992 Plan), at the election of an optionee, permit each optionee to exercise all or any portion of such optionee's exercisable Options by borrowing from MBM, and MBM shall be obligated to loan such optionee an amount equal to the aggregate exercise price of such Options intended to be exercised by such optionee. Such optionee shall use the proceeds of such loan to exercise such Options. Such optionee shall issue to MBM a promissory note made by such optionee in a principal amount equal to the amount of such loan. The optionee will pledge to MBM to secure the repayment of such loan all shares of Common Stock issued to the optionee upon exercise of Options pursuant to this paragraph. At the time of such loan, such loan shall have a rate of interest and such loan and pledge shall have such additional terms and conditions all as determined by the Board of a Committee thereof; (b) upon the occurrence of a Change of Control, as defined in the 1992 Plan, which Change of Control is not approved by a vote of at least eighty percent (80%) of the directors that constitute the Board immediately prior to the occurrence of such Change of Control, terminate all Options as of the time immediately prior to the occurrence of such Change of Control and the respective optionees shall surrender all of their unexercised Options for cancellation by MBM and, upon such surrender, the optionee shall receive (1) the cash, securities or other consideration he would have received had he been entitled to exercise, and had he exercised, such Option or Options immediately prior to such Change of Control and had he disposed of his shares issuable upon such exercise in connection with such Change of Control (subject to required deductions and withholdings), minus (2) an amount of cash or fair market value of securities or other such consideration equal to the exercise price of such Option or Options surrendered. (i) The foregoing shall not apply to all incentive stock options granted prior to the June 23, 1995, the date of stockholder approval of such provisions, (ii) any non-statutory stock option granted prior to June 23, 1995 where a written consent is required to be obtained from the optionee whose rights have been adversely affected and such consent is not obtained from the optionee, or (iii) any Option whatsoever where an event of default would be created under MBM's then-existing institutional loan(s) and such event of default is not waived prior to such occurrence or cured pursuant to the terms of said loan agreements. As of February 29, 1996, MBM has under the 1992 Plan Incentive and Non-Statutory Stock Options outstanding to purchase 1,133,700 shares of MBM's Common Stock at exercise prices ranging from $4.00 per share to $12.25 per share. During fiscal 1995, 22,800 shares of MBM's Common Stock were issued at exercise prices ranging from $4.00 to $6.75 per share.

SECTION 401(k) OR DEFERRED RETIREMENT PLAN

     Effective December 1, 1985, MBM initiated a cash or deferred retirement plan pursuant to Section 401(k) of the Code (the "Plan"). All employees are eligible to enroll and to receive benefits under the Plan, beginning February 1, 1986, the commencement date of the plan. Employees can elect to contribute up to 20% of their compensation to the Plan and MBM will make matching contributions in an amount equal to 20% of the amount of the Participant's contribution that is not in excess of 5% of compensation.A Participant shall at all times have a one hundred (100%) percent vested interest in his contribution Account. Any distributions to be made under the Plan to a Participant will begin not later than the 60th day after the latest of the close of the Plan year in which (a) the Participant attains his normal retirement age (i.e. 59-1/2), or
(b) the date the Participant terminates his employment with MBM, or (c) such later date pursuant to his written election. Prior to retirement, Plan savings may be payable upon an employee's death (payable to his or her designated beneficiary), disability (as defined in the Plan) or termination by MBM. Plan savings are payable, at the Plan Administrator's option, in either one lump sum or in installments. The Participant may be consulted prior to making such determination. For the fiscal years ended November 30, 1995, 1994 and 1993, MBM's matching contributions amounted to $62,200, $29,985 and $24,687, respectively.


INDEMNIFICATION

     The Business Corporation Law of the State of New York provides for indemnification of officers and directors under certain circumstances against reasonable expenses, including attorney fees, actually and necessarily incurred in connection with the defense of an action brought against him by reason of his being a director or officer. Bruce Haber, President of the Company, has an employment contract with the Company which provides for indemnification for any claim or lawsuit which may be asserted against him in acting in such capacity for the Company provided said indemnification is not in violation of any federal or state law, rule or regulation.

     MBM's Certificate of Incorporation, as amended, also contains a provision eliminating the liability of a director to the Company or its stockholders for monetary damages for any breach of duty in such capacity, provided that this provision shall not eliminate or limit liability of any director if a judgment or other final adjudication adverse to him establishes that his acts or omissions were made in bad faith or involved intentional misconduct or a knowing violation of law or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled or that his acts violated
Section 719 of the New York Business Corporation Law.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, MBM has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by MBM of expenses incurred or paid by a director, officer or controlling person of MBM in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                              CERTAIN TRANSACTIONS

     On March 31, 1993, MBM issued 72,376 shares, later adjusted to 71,229 shares, as part of the consideration to acquire Harrisburg Surgical Supply Incorporated from an unaffiliated third party. Mr. Haber had the right to vote these shares until the transfer of these shares to an unrelated third party which took place on March 31, 1995.

     In November 1993, MBM completed the sale in a private placement offering of $3,000,000 of its 7% Convertible Subordinated Debentures Due October 30, 2003.
K. Deane Reade, Jr. purchased $130,000 of the Debentures and may be deemed to have a beneficial ownership in an additional $70,000 purchased in the private placement.

     On January 18, 1996, MBM issued 280,696 shares in connection with its acquisition of Stone Medical Supply Corporation, 161,452 shares of which are owned by Andrew Stone. Mr. Stone has agreed for a period of ten years from January 18, 1996 to vote his MBM shares in accordance with directions of Bruce
J. Haber or if Mr. Haber dies, becomes disabled or unable to give directions, then in accordance with directions of the MBM Board of Directors, until such time as such shares are transferred to an unrelated third party.

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                            AND MANAGEMENT AND OTHERS

     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock by all persons known by the Company to be beneficial owners of more than 5% of its Common Stock and all executive officers and directors, both individually and as a group. For purposes of calculating the amount of beneficial ownership and the respective percentages, the number of shares of Common Stock which may be acquired by a person within sixty days of March 1, 1996 are considered outstanding, but shall not be deemed to be outstanding for the purpose of computing the percentage of Common Stock owned by any other person.

                                   Amount
                                 and Nature          Approximate
Name and Address of             of Beneficial          Percent
Beneficial Owner (1)            Ownership (1)        of Class (2)
--------------------            -------------        ------------

Renee Steinberg (3)(12)
20080 Boca West Drive
Apt. 458
Boca Raton, FL 33434               140,668              3.4

Bruce J. Haber (4)                 923,834             18.6

Louis Buther (5)                   181,667              4.2

Marvin S. Caligor (11)             106,083              2.5
Ernest W. Nelson (6)               121,834              2.8

Gary Butler (7)                     19,500               *
K. Deane Reade, Jr.(8)(10)
One Madison Ave. Suite 25A
Box 20
New York, NY 10010                 194,519              4.5

Michael Levy (12)                    6,000                *

Stuart F. Fleischer (13)            20,000                *

All executive officers
and directors as a group
(nine persons) (9)               1,759,105             31.8
____________________
*    Represents less than one percent of the outstanding Common Stock.

 (1) Unless otherwise indicated, all shares are directly owned and investing power is held by the persons named. All addresses, except as otherwise noted, are c/o of Micro Bio-Medics, Inc., 846 Pelham Parkway, Pelham Manor, NY10803.

 (2) Based upon 4,172,755 shares of Common Stock outstanding on March 1, 1996 after giving effect to the January 18, 1996 acquisition of Stone Medical Supply Corporation through the issuance of 280,696 shares. The foregoing does not include the possible issuance of shares in connection with the exercise or conversion of outstanding warrants, options or debentures.

 (3) May be deemed to be a "founder" or "parent" of MBM for purposes of the Securities Act of 1933, as amended. Includes options to purchase 27,334 shares granted to Renee Steinberg.

 (4) Includes options to purchase 805,000 shares granted to Mr. Haber. A non-executive officer of MBM has agreed for a period of ten years from January 18, 1996, unless such shares are transferred to an unrelated third party, to vote such shares in accordance with the directions of Bruce J. Haber, or if Mr. Haber dies, becomes disabled or is unable to give such directions, then in accordance with the directions of the board of directors of MBM. The amount of shares included in Mr.Haber's beneficial ownership does not include such non-executive officer's shares. If such non-executive officer's shares are deemed beneficially owned by Mr. Haber, then Mr. Haber may be deemed to beneficially own 1,085,286 shares (21.2%).

 (5) Includes options to purchase 165,333 shares granted to Mr. Buther.

 (6) Includes options to purchase 113,666 shares granted to Mr. Nelson.

 (7) Includes options to purchase 13,166 shares granted to Mr. Butler.

 (8) Includes shares owned under certain retirement trusts and profit sharing plans.

 (9) Includes options to purchase 1,356,499 shares granted to officers and directors, 25,000 shares issuable upon exercise of Debentures and 20,021 shares issuable upon exercise of 19,122 Series 1 Warrants. The amount of shares owned by all executive officers and directors as a group does not include 161,452 shares of Common Stock which may be deemed beneficially owned by Bruce Haber as discussed in footnote 4. In the event that such 161,452 shares were deemed beneficially owned by Mr. Haber, then the amount of shares beneficially owned by all executive officers and directors as a group would be 1,925,000 representing 34.0% of MBM's outstanding shares.

(10) Includes options to purchase 128,333 shares. Also includes 7,853 shares issuable upon exercise of 7,500 Series 1 Warrants and 25,000 shares issuable upon conversion of certain Debentures.

(11) Includes options to purchase 74,667 shares granted to Mr. Caligor and 12,168 shares issuable upon exercise of 11,622 Series 1 Warrants.

(12) Includes options to purchase 6,000 shares granted to Mr. Levy.

(13) Includes options to purchase 20,000 shares granted to Mr. Fleischer.

     The Company does not know of any arrangement or pledge of its securities by persons now considered in control of the Company that might result in a change of control of the Company.

                            DESCRIPTION OF SECURITIES

CAPITAL STOCK

     The authorized capital stock of the Company consists of 7,000,000 shares of Common Stock, par value $.03 per share and 1,000,000 shares of Preferred Stock, $1.00 per share. At MBM's upcoming Annual Meeting, MBM's shareholders will be asked to approve an increase in the number of authorized Common Shares to 20,000,000.

COMMON STOCK

     Holders of shares of the Company's Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders and are not entitled to cumulative voting for the election of directors. As a result, holders of a majority of shares are able to elect all of the directors standing for election and to control the Company. Holders of shares of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor subject to the rights of Preferred Stockholders, if any. However, it is the present intention of the Company not to pay any cash dividends and to reinvest earnings, if any, of the Company.The Company also has restrictions with its principal lender on the payment of dividends. See "Dividend Policy" below.In the event of liquidation, dissolution or winding up of the Company, the holders of shares of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the preferences of Preferred Stockholders, if any. Shares of common Stock have no preemptive, conversion or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock.

PREFERRED STOCK

     The Preferred Stock is issuable in one or more series and the Board is authorized to fix the number of shares of Preferred Stock constituting each series and, as to each series, the dividend rate, the time of payment and relative priority of such dividends, whether such dividends are to be cumulative or non-cumulative, the redemption rights and prices, the amount payable upon the liquidation, dissolution or winding up of the Company, the conversion and voting rights, the sinking fund requirements, and such other designations, preferences or special rights or qualifications, limitations or restrictions as may be permitted by law. The authority of the Board to issue Preferred Stock and to determine the designations, preferences and certain rights of one or more series of Preferred Stock of the Company could be used in a manner calculated to prevent the removal of Management, and make more difficult or discourage a change in control of the Company.

     Shareholders of the Company do not have any preemptive rights with respect to any Preferred Stock which might be issued.No Preferred Stock has been issued as of the date of this Prospectus and the Company has no plans to issue such Preferred Stock in the near future.

SERIES 1 WARRANTS

     Each Series 1 Warrant originally purchased one share of Common Stock at an exercise price of $8.00 per share until lowered to $6.00 per share by the Board of Directors in August 1993. As a result of the October/November 1993 issuance of $3,000,000 of convertible debentures, which triggered the anti-dilution provisions contained in the Series 1 Warrant, every Series 1 Warrant exercised at a price of $6.00 will purchase 1.047 shares of the Company's Common Stock. The Series 1 Warrants are exercisable at any time until June 18, 1996 and are callable by the Company upon 30 days prior written notice, at any time during the exercise period at $.05 per Warrant provided the high bid price for the shares of the Company's Common Stock is at least $11.00 per share on each day during the thirty (30) trading day period immediately preceding the date of the written notice.

     No fractional shares of Common Stock will be issued on the exercise of warrants. Fractional shares less than 1/2 of one share will be disregarded. Fractional shares of 1/2 or greater will be rounded to the nearest whole share. The Company reserves the right to pay cash in lieu of fractional shares based upon the base current market price (i.e. high bid price) of the Common Stock on the last business day prior to the day of exercise.

     The holders of the Warrants do not have any of the rights, privileges or liabilities of stockholders of the Company prior to the exercise of Warrants. The exercise price of the Warrants and the number of shares issuable upon exercise of the Warrants are subject to anti-dilution adjustment to protect against sales of Common Stock below the higher of the exercise price or the then existing market price, stock dividends, stock splits, mergers, recapitalizations, or any similar events.

     The foregoing brief description of the Warrants does not purport to be complete and is qualified in its entirety by reference to the terms of the Warrant Agreement and Warrant Certificates, the forms of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

     The Company has agreed to pay to Royce Investment Group, Inc., (Royce") a commission of up to five (5%) percent of the exercise price of the Series 1 Warrants for each Series 1 Warrant exercised provided (i) at least one year has elapsed from June 19, 1992, (ii) the market price for the Common Stock is greater than the exercise price of the Series 1 Warrants and (iii) Royce had solicited the holder to exercise such Series 1 Warrants with such solicitation being confirmed in writing by each holder. The commission is further conditioned upon the Series 1 Warrant Agent being furnished by Royce with a certificate stating that:

     (a)  the Warrants exercised were not held in a discretionary account;

     (b) Royce did not within the time period specified in Rule 10b-6 under the Securities Exchange Act of 1934, as amended, immediately preceding the solicitation of the exercise of the Warrant or the date of such exercise, bid for or purchase the Common Stock of the Company or any securities of the Company immediately convertible into or exchangeable for the Common Stock (including the Warrants) or otherwise engage in any activity that would be prohibited by said Rule 10b-6, with one engaged in a distribution of the Company's securities; and

     (c) in connection with the solicitation, Royce disclosed compensation it would receive upon exercise of the Warrants.

     SEC Rule 10b-6 would prohibit Royce from acting as a market maker for the Company's securities for the period beginning two or nine business days prior to any solicitation of the exercise of the Warrants or distribution of the Underwriter's Unit Warrants and/or underlying securities, until (a) the later of the termination of such solicitation activity or the termination of any right that Royce may have to receive a fee for the exercise of such Warrants following such solicitation and (b) the completion of the distribution of the Underwriter's Unit Warrants and/or underlying securities.

POTENTIAL FUTURE SALES OF COMMON STOCK PURSUANT TO RULE 144

     An estimated 550,000 shares of the Company's issued and outstanding Common Stock are "restricted securities" as that term is defined under Rule 144 promulgated under the Securities Act of 1933. In general, under Rule 144, a person who has satisfied a two-year holding period may, under certain circumstances, sell within any three-month period a number of shares which does not exceed the greater of 1% of the then outstanding shares of Common Stock or the average weekly trading volume in shares during the four calendar weeks immediately prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity or other limitation by a person who is not an affiliate of the Company and who has satisfied a three-year holding period. Future sales of such shares made under Rule 144 may have an adverse effect on the then prevailing market price, if any, of the Common Stock and adversely affect the Company's ability to obtain future financing in the capital markets as well as create a potential market overhang.

DIVIDEND POLICY

     The Company has not previously paid any dividends since its inception and intends to follow a policy of retaining all of its earnings, if any, to finance the development and continued expansion of its business. There can be no assurance that dividends will ever be paid by the Company. Additionally, under the terms of its revolving loan agreement with its principal lender, the Company may not pay dividends without such lender's consent.

TRANSFER AGENT

     The Transfer Agent for the Common Stock, and Warrant Agent for the Company's Series 1 Warrants is American Stock Transfer & Trust Company, 40 Wall Street, New York, NY.

UNDERWRITER'S WARRANTS

     On June 19, 1992, the Company sold to Royce Investment Group, Inc. ("Royce") for $.0001 per Warrant, Warrants to purchase 46,046

Units (the "Underwriter's Unit Warrants"). The Underwriter's Unit Warrants are exercisable at $11.25 per Unit until June 19, 1997. As a result of the October/November 1993 issuance of $3,000,000 of convertible debentures which triggered the anti-dilution provisions contained in the Underwriter's Unit Warrants, the Units that may be purchased by the holder of the Underwriter's Unit Warrants contain 2.094 shares of Common Stock and three Warrants that are identical to the Series 1 Warrants (the "Underwriter's Warrants") sold pursuant to the rights offering described above, except that the Underwriter's Warrants that are issuable upon exercise of the Underwriter's Unit Warrants are not callable, were not exercisable until June 19, 1993 and are exercisable at $10.00 per 1.047 shares of the Company's Common Stock. This Prospectus relates to the 46,046 Units (i.e. 96,420 shares of Common Stock and 138,138 Underwriter's Warrants) issuable upon exercise of the Underwriter's Unit Warrants including the 144,631 shares of Common Stock issuable upon exercise of the Underwriter's Warrants.

     During the Warrant Exercise Term, the holders of the Underwriter's Warrants are given at nominal cost, the opportunity to profit from a rise in the market price of the Company's securities. To the extent that the Underwriter's Warrants are exercised, dilution to the interests of the Company's stockholders may occur. Further, the terms upon which the Company will be able to obtain additional equity capital may be adversely affected since the holders of the Underwriter's Warrants can be expected to exercise them at a time when the Company would, in all likelihood, be able to obtain any needed capital on terms more favorable to the Company than those provided in the Underwriter's Warrants. Any profit realized by the Underwriter on the sale of the Underwriter's Warrants or the underlying securities may be deemed additional underwriting compensation. The Company has agreed, for a period of four (4) years commencing June 19, 1993, that on any occasion that it files a new Registration Statement within such period (except on Form S-8 or any other inappropriate form) it will include in each such filing the Underwriter's Warrants and/or underlying securities to the extent permitted by the then applicable rules and regulations of the Commission, at the request of any holder or holders of such Underwriter's Warrants and/or underlying securities at no expense to them.

     Further, the Company has agreed to qualify or register the Underwriter's Warrants and/or the underlying securities once at its own expense during the four (4) year period commencing June 19, 1993, upon request of the Underwriter or its specific duly authorized designee or the holders of at least 50% of the Underwriter's Warrants and/or underlying securities together with the consent of the Underwriter or its specific duly authorized designee.

DESCRIPTION OF DEBENTURES

7% DEBENTURES

GENERAL

     In October and November 1993, the Company issued $3,000,000 of its unsecured and unregistered 7% Debentures, $1,500,000 of which is currently outstanding. In 1995, $1,500,000 of such Debentures were converted into $187,500 shares.Each 7% Debenture is a subordinated obligation of the Company, payable on October 30, 2003 and bearing interest at the rate of 7% per annum, payable in equal semi-annual amounts on the 30th day of April and October commencing April 30, 1994, at which time interest accrued, if any, on all Debentures from their respective dates of issuance will be paid.

CONVERSION

     Each Debenture is convertible into shares of the Company's Common Stock, $.03 par value, at the option of its holder at the rate of $8.00 per share, subject to adjustment as provided below, until the earlier of October 28, 2003 or the date which is at least 30 calendar days after the date of notification by the Company of its election to redeem the Debentures.

     The conversion price of the Debentures is subject to adjustment in certain specific events such as subdivision or combinations of Common Stock, dividends payable in Common Stock and, in some cases, issuances of Common Stock at a price below the higher of the current market price or conversion price. Adjustment is required to be made for interest accrued on Debentures submitted for conversion but no adjustment is required to be made for cash dividends on Common Stock to be issued upon such conversion. The Company shall not be required to issue fractions of shares of Common Stock upon any conversion, but shall make adjustments therefor in cash.

     In case of any consolidation or merger of the Company with or into another corporation (other than a merger in which the Company is the continuing corporation and which does not result in any reclassification or change of outstanding shares of Common Stock of the class issuable upon conversion of the Debentures) or in case of any sale or conveyance to another corporation of the property of the Company as an entity or substantially as an entity, the Company, or such successor or purchasing corporation, as the case may be, shall provide that the holder of each Debenture then outstanding shall have the right thereafter to convert such Debenture into the kind and amount of shares of stock and other securities and property receivable upon such reclassification, change, consolidation, merger, sale or conveyance by a holder of the number of shares of Common Stock of the Company into which such Debenture might have been converted immediately prior to such reclassification, change, consolidation, merger, sale or conveyance.

REDEMPTION PROVISIONS

     Commencing in November, 1995, the Debentures are redeemable at the option of the Company, in whole and not in part, at the redemption prices set forth herein by giving written notice to the holders to that effect at least 30 calendar days prior to the redemption date. However, the Company has agreed not to redeem the Debentures at any time unless the Company is current in filing all reports required under the Federal Securities Laws.

     The redemption prices of the Debentures for redemption at the option of the Company (expressed in percentages of principal amount) are as follows for the indicated 12-month periods commencing two years from the date hereof: Year three - 105%, year four - 104%, year five - 103%, year six - 102%, year seven - 101%, and thereafter at 100% until the maturity date of the Debentures. Since the final closing date was November 4, 1993 then between November 4, 1995 and November 3, 1996, hereinabove referred to as year three, the redemption price is 105% of the principal amount of the Debentures decreasing to 104% on November 4, 1996, 103% on November 4, 1997, 102% on November 4, 1998, 101% on
November 4, 1999 and 100% on and after November 4, 2000 until maturity on October 30, 2003.)

SUBORDINATION OF DEBENTURES

     The payment of the principal of and interest on the Debentures is subordinated, in the event of any distribution of assets of the Company upon any dissolution, winding up, liquidation or reorganization of the Company (whether in bankruptcy, insolvency, reorganization or receivership proceedings or upon any assignment for benefit of creditors or any other marshalling of the assets or liabilities of the Company or otherwise), in right of payment to the prior payment in full of all Senior Indebtedness.
The Debentures, however, in all respects, shall rank equally with, or prior to (as the case may be), all existing and future indebtedness of the Company that is not Senior Indebtedness. The term "Senior Indebtedness" shall mean the principal of, and premium (if any) on, and interest on all indebtedness of the Company (other than the Debentures), whether outstanding on the date of this Debenture or hereafter created for money borrowed by the Company or other monetary obligations of the Company (whether the same be evidenced by bonds, notes or debentures - other than the Debentures - or evidenced by a letter of credit, loan agreement or an indenture or similar instrument) from, owing to, or guaranteed to, banks, trust companies, leasing companies, insurance companies or other institutional lenders and any renewal, extension refunding, amendment or modifications of any such Senior Indebtedness, including without limitation of the foregoing, purchase money mortgages, mortgages made or given or guaranteed by the Company as mortgagor or guarantor, and assumed or guaranteed mortgages, upon property, but excluding any indebtedness to trade creditors or suppliers on open account for work, labor, services and materials and excluding any indebtedness which by the terms of the instrument creating or evidencing the same is stated to be not superior in right of payment to the Debentures.During the continuation of any default in the payment of principal or interest on any Senior

Indebtedness, no payment of principal or interest may be made by the Company on the Debentures. The Debentures contain no limitation on the amount of Senior Indebtedness or other indebtedness that may be issued or incurred. However, the Company will not incur indebtedness that is senior to the Debentures other than Senior Indebtedness. By reason of the described subordination, in the event of insolvency, creditors of the Company, other than holders of Senior Indebtedness or of the Debentures, may recover less, ratably, than the holders of Senior Indebtedness, but may recover more, ratably, than the holders of the Debentures upon any distribution of assets of the Company.

MODIFICATION OF DEBENTURES

     Sixty-Five (65%) percent of the holders, by amount, of the Debentures may consent to change any terms covering the Debentures, except those terms related to:

          -    subordination
          -    interest rate
          -    payment dates
          -    maturity date
          -    conversion rate

which may be changed only by unanimous vote of the Debenture holders. The Debentures and shares of Common Stock issuable upon conversion of the Debentures are restricted securities and may be sold only in compliance with applicable securities laws.


                              PLAN OF DISTRIBUTION

     Warrant holders who desire to exercise their Warrants should execute the Subscription Form contained in the back of the Warrant and submit same together with any appropriate check made payable to "Micro Bio-Medics, Inc." to the transfer agent, American Stock Transfer & Trust Co., 40 Wall Street, New York, New York 10005. The Company will pay Royce Investment Group, Inc. solicitation fees for the exercise of its Warrants if certain conditions are met. See "Description of Securities Series 1 Warrants." All expenses of this offering, estimated to be $10,000, are being paid by the Company.

     Holders of the Underwriter's Unit Warrants who desire to exercise these Warrants should execute the Purchase Form contained in the Underwriter's Unit Warrant and submit same together with a certified check or bank check made payable to Micro Bio-Medics, Inc. to the Company at its principal executive office at 846 Pelham Parkway, Pelham Manor, New York 10803.

                         RESULTS OF THE RIGHTS OFFERING

     During the offering period of the Rights Offering, shareholders of the Company subscribed to purchase 20,729 Units and the Underwriter purchased 439,736 Units pursuant to the Standby Agreement.

                                     COUNSEL

     The legality of the securities offered hereby will be passed upon for the Company by Lester Morse P.C., 111 Great Neck Road, Suite 420, Great Neck, NY 11021. Members of Lester Morse's family own Debentures convertible into less than 1% of the Company's issued and outstanding shares of Common Stock.

                                     EXPERTS

     The audited financial statements for fiscal 1995, 1994 and 1993 included herein and elsewhere in the Registration Statement have been included herein and in the Registration Statement in reliance upon the report of Miller Ellin & Co., independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

                     MICRO BIO-MEDICS, INC. AND SUBSIDIARIES

                                      INDEX

                              FINANCIAL STATEMENTS




                                                                    PAGE
                                                                    ----

Independent Auditors' Report                                         F-2

Consolidated Balance Sheets
  November 30, 1995 and 1994                                      F-3 - F-4

Consolidated Statements of Income
  Years Ended November 30, 1995, 1994 and 1993                       F-5

Consolidated Statements of Cash Flows
  Years Ended November 30, 1995, 1994 and 1993                    F-6 - F-7

Consolidated Statements of Changes in
  Stockholders' Equity
  Years Ended November 30, 1995, 1994 and 1993                       F-8

Notes to Consolidated Financial Statements                       F-9 - F-19


FINANCIAL STATEMENT SCHEDULES:

  Schedule II - Valuation and Qualifying Accounts                   F-20

  Exhibit 11 - Earnings Per Share Calculation                       F-21

  Schedules other than those referred to above have been omitted as the conditions requiring their filing are not presented or the information has been presented elsewhere in the financial statements

  Separate financial statements and schedules of Micro Bio-Medics, Inc. (Parent) have been omitted since the conditions for omission have been met

                          INDEPENDENT AUDITORS' REPORT



To the Board of Directors and Stockholders
Micro Bio-Medics, Inc.
Pelham Manor, New York


We have audited the accompanying consolidated balance sheets of Micro Bio-Medics, Inc. and Subsidiaries as of November 30, 1995 and 1994, and the related consolidated statements of income, cash flows, and changes in stockholders' equity for each of the three years in the period ended November 30, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Micro Bio-Medics, Inc. and Subsidiaries as of November 30, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended November 30, 1995, in conformity with generally accepted accounting principles.

We have also audited Schedule II and Exhibit 11 for the years ended November 30, 1995, 1994 and 1993 included in the 1995 annual report of Micro Bio-Medics, Inc. and Subsidiaries on Form 10-K. In our opinion, such schedules present fairly the information required to be set forth therein.


                                             MILLER, ELLIN & COMPANY
                                             CERTIFIED PUBLIC ACCOUNTANTS
New York, New York
January 31, 1996

                     MICRO BIO-MEDICS, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS



                                     ASSETS


                                                             NOVEMBER 30,
                                                      ------------------------
                                                          1995         1994
                                                      -----------  -----------

CURRENT ASSETS:
  Cash                                                $ 2,817,285  $ 3,333,345
  Accounts receivable, less allowance for
    doubtful accounts of $674,210 in 1995
    and $650,000 in 1994 (Note 5)                      25,657,607   26,780,044
  Inventory (Note 5)                                   12,318,756   15,449,465
  Deferred income taxes (Note 6)                          485,500      518,362
  Prepaid expenses and other current assets               657,768      771,026
  Prepaid income taxes                                    471,710         -
                                                      -----------  -----------
          Total current assets                         42,408,626   46,852,242


PROPERTY, PLANT AND EQUIPMENT - at cost,
  net of accumulated depreciation and amortization
  of $3,616,134 in 1995 and $2,852,004 in 1994
  (Notes 2, 3 and 5)                                    3,477,807    3,453,607


INTANGIBLE ASSETS, net of accumulated amortization
  of $1,061,323 in 1995 and $769,088 in 1994
  (Notes 2 and 4)                                       4,990,073    3,793,654


OTHER ASSETS                                              259,206      361,584
                                                      -----------  -----------

                                                      $51,135,712  $54,461,087
                                                      -----------  -----------
                                                      -----------  -----------



     The notes to consolidated financial statements are made a part hereof.

                     MICRO BIO-MEDICS, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS


                      LIABILITIES AND STOCKHOLDERS' EQUITY



                                                             NOVEMBER 30,
                                                      ------------------------
                                                          1995         1994
                                                      -----------  -----------

CURRENT LIABILITIES:
  Current maturities of long-term debt (Note 5)          $479,195     $437,970
  Accounts payable                                     10,297,403   13,760,015
  Accrued expenses and sundry liabilities (Note 7)      1,666,762    1,581,341
  Due to seller (Note 2)                                     -         931,466
                                                      -----------  -----------

          Total current liabilities                    12,443,360   16,710,792

LONG-TERM DEBT, net of current maturities (Note 5)     17,270,062   19,381,239

DEFERRED INCOME TAXES (Note 6)                            358,138      302,000
                                                      -----------  -----------

          Total liabilities                            30,071,560   36,394,031
                                                      -----------  -----------

COMMITMENTS AND CONTINGENCIES (Note 8)

STOCKHOLDERS' EQUITY (Notes 5 and 9):
  Preferred stock $1.00 par value:
    Authorized - 1,000,000 shares,
    no shares issued                                                          -

  Common stock $.03 par value:
    Authorized - 7,000,000 shares
    Issued - 3,878,804 shares in 1995
             and 3,595,409 shares in 1994                 116,364      107,862
  Capital in excess of par value                       12,407,257   10,527,552
  Retained earnings                                     8,541,695    7,432,806
  Less:   Cost of  1,167 shares of common
          stock in treasury                                (1,164)      (1,164)
                                                      -----------  -----------

          Total stockholders' equity                   21,064,152   18,067,056
                                                      -----------  -----------

                                                      $51,135,712  $54,461,087
                                                      -----------  -----------
                                                      -----------  -----------



     The notes to consolidated financial statements are made a part hereof.

                     MICRO BIO-MEDICS, INC. AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME


                                                                                       YEARS ENDED NOVEMBER 30,
                                                                         ----------------------------------------------------
                                                                             1995                1994                1993
                                                                         ------------        ------------         -----------

NET SALES                                                                $119,873,764        $121,604,461         $73,951,410

COST OF GOODS SOLD                                                         94,307,143          94,923,689          56,347,353
                                                                         ------------        ------------         -----------

GROSS PROFIT                                                               25,566,621          26,680,772          17,604,057
                                                                         ------------        ------------         -----------

OPERATING EXPENSES:
  Selling, shipping and warehouse                                          14,511,793          14,421,280           8,521,021
  General and administrative                                                7,901,052           8,581,615           6,525,488
  Interest and financing costs (net of interest
    income of approximately $172,600 in 1995,
    $173,000 in 1994 and $198,500 in 1993)                                  1,238,887           1,044,257             502,329
                                                                         ------------        ------------         -----------

          Total operating expenses                                         23,651,732          24,047,152          15,548,838
                                                                         ------------        ------------         -----------

INCOME BEFORE PROVISION
  FOR INCOME TAXES                                                          1,914,889           2,633,620           2,055,219

PROVISION FOR INCOME TAXES (Note 6)                                           806,000             952,000             853,000
                                                                         ------------        ------------         -----------
INCOME BEFORE CUMULATIVE EFFECT OF
  ACCOUNTING CHANGE                                                         1,108,889           1,681,620           1,202,219

CUMULATIVE EFFECT OF ACCOUNTING
  CHANGE FOR INCOME TAXES PRIOR TO 1994                                          -                (60,000)               -
                                                                         ------------        ------------         -----------
NET INCOME                                                               $  1,108,889        $  1,621,620         $ 1,202,219
                                                                         ------------        ------------         -----------
                                                                         ------------        ------------         -----------

EARNINGS PER COMMON AND COMMON
  EQUIVALENT SHARE BEFORE CUMULATIVE
  EFFECT OF ACCOUNTING CHANGE (Note 10)                                      $.25                $.37                $.30

CUMULATIVE EFFECT OF ACCOUNTING
  CHANGE FOR INCOME TAXES
  PRIOR TO 1994                                                               -                  (.01)                -
                                                                             ----                ----                ----
EARNINGS PER COMMON AND COMMON
  EQUIVALENT SHARE                                                           $.25                $.36                $.30
                                                                             ----                ----                ----
                                                                             ----                ----                ----

NUMBER OF SHARES USED IN COMPUTING
  EARNINGS PER COMMON AND COMMON
  EQUIVALENT SHARE (Note 10)                                                5,121,634           4,896,518           4,734,746
                                                                         ------------        ------------         -----------
                                                                         ------------        ------------         -----------

DIVIDENDS PER COMMON SHARE                                                   NONE                NONE                NONE
                                                                         ------------        ------------         -----------
                                                                         ------------        ------------         -----------




     The notes to consolidated financial statements are made a part hereof.

                     MICRO BIO-MEDICS, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                                        YEARS ENDED NOVEMBER 30,
                                                                           --------------------------------------------------
                                                                              1995                1994                1993
                                                                           ----------          ----------          ----------

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                               $1,108,889          $1,621,620          $1,202,219
                                                                           ----------          ----------          ----------
  Adjustments to reconcile net income to net cash
    provided by (used in) operating activities:
      Cumulative effect of accounting change                                     -                 60,000                -
      Depreciation and amortization                                         1,056,365             952,109             666,589
      Provision for losses on accounts receivable                              24,210             268,551             321,526
      Deferred income taxes                                                    89,000             (96,000)            (59,930)
      Changes in assets and liabilities, net of
        effect of asset acquisitions (Note 2):
          Accounts receivable                                               1,098,227          (1,055,450)         (1,000,255)
          Inventory                                                         3,130,709          (2,506,516)           (310,553)
          Prepaid expenses and other current assets                           113,258            (265,042)            (75,031)
          Prepaid income taxes                                               (471,710)               -                   -
          Other assets                                                         (7,622)            (15,604)             86,723
          Accounts payable                                                 (3,462,612)          8,441,961            (651,390)
          Accrued expenses and sundry liabilities                              85,421             255,913             (25,286)
          Income taxes payable                                                   -                   -               (270,284)
                                                                           ----------          ----------          ----------
                                                                            1,655,246           6,039,922          (1,317,891)
                                                                           ----------          ----------          ----------

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                         2,764,135           7,661,542            (115,672)
                                                                           ----------          ----------          ----------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Net proceeds from exercise of warrants                                      300,601             126,409           3,831,104
  Net borrowings (repayments) under revolving loan agreements                (150,000)         (3,224,695)         (3,350,000)
  Net proceeds from issuance of debentures                                       -                   -              2,725,000
  Repayments of long-term debt                                               (419,952)           (380,085)           (623,128)
  Exercise of employee stock options                                          197,606             125,503             107,975
                                                                           ----------          ----------          ----------

NET CASH PROVIDED BY (USED IN)  FINANCING ACTIVITIES                          (71,745)         (3,352,868)          2,690,951
                                                                           ----------          ----------          ----------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Payments for certain net assets of businesses acquired                     (931,466)         (2,718,009)           (590,490)
  Capital expenditures                                                       (788,330)           (713,484)           (236,705)
  Payments for intangible assets                                           (1,488,654)         (1,027,851)           (204,173)
  Proceeds from sale and leaseback of equipment                                  -                   -                425,736
  Note receivable                                                                -              1,000,000          (1,000,000)
                                                                           ----------          ----------          ----------

NET CASH USED IN INVESTING ACTIVITIES                                      (3,208,450)         (3,459,344)         (1,605,632)
                                                                           ----------          ----------          ----------

NET INCREASE (DECREASE) IN CASH                                              (516,060)            849,330             969,647

CASH - beginning of year                                                    3,333,345           2,484,015           1,514,368
                                                                           ----------          ----------          ----------

CASH - end of year                                                         $2,817,285          $3,333,345          $2,484,015
                                                                           ----------          ----------          ----------
                                                                           ----------          ----------          ----------



     The notes to consolidated financial statements are made a part hereof.

                     MICRO BIO-MEDICS, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (CONTINUED)



                                                                                        YEARS ENDED NOVEMBER 30,
                                                                           --------------------------------------------------
                                                                              1995                1994                1993
                                                                           ----------          ----------          ----------

SUPPLEMENTAL DISCLOSURES OF CASH FLOW
  INFORMATION:
    Cash paid during the year for:
      Interest                                                             $1,424,000          $1,217,000          $  700,000
                                                                           ----------          ----------          ----------
                                                                           ----------          ----------          ----------

      Income taxes                                                         $  948,000          $1,214,000          $1,157,000
                                                                           ----------          ----------          ----------
                                                                           ----------          ----------          ----------

ASSETS ACQUIRED FOR DEBT - capital leases,
  which are not reflected in the above statements                          $     -             $  202,658          $  489,004
                                                                           ----------          ----------          ----------
                                                                           ----------          ----------          ----------

NET ASSETS OF A BUSINESS ACQUIRED
  FOR ISSUANCE OF COMMON STOCK
  which is not reflected in the above statements                           $     -             $     -             $  590,490
                                                                           ----------          ----------          ----------
                                                                           ----------          ----------          ----------

BUSINESS ACQUIRED FOR ISSUANCE OF
  LONG-TERM DEBT which is not
  reflected in the above statements                                        $     -             $4,217,981          $     -
                                                                           ----------          ----------          ----------
                                                                           ----------          ----------          ----------

DEBENTURES CONVERTED INTO COMMON
  STOCK                                                                    $1,390,000          $     -             $     -
                                                                           ----------          ----------          ----------
                                                                           ----------          ----------          ----------



     The notes to consolidated financial statements are made a part hereof.

                     MICRO BIO-MEDICS, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                  YEARS ENDED NOVEMBER 30, 1995, 1994 AND 1993


                                              COMMON STOCK           CAPITAL IN
                                             $.03 PAR VALUE           EXCESS OF       RETAINED         TREASURY
                                         ------------------------
                                          SHARES         AMOUNT       PAR VALUE       EARNINGS          STOCK
                                         ---------       --------    -----------     ----------        -------

BALANCES AT
  NOVEMBER 30, 1992                      2,763,959       $ 82,918     $5,771,015     $4,608,967         $1,164

Shares issued for stock options             25,967            779        107,196           -              -
Shares issued for exercise
  of warrants                              674,297         20,229      3,810,875           -              -
Shares issued for purchase
  of net assets (Note 2)                    71,229          2,137        588,353           -              -
Net income                                    -              -              -         1,202,219           -
                                         ---------       --------    -----------     ----------        -------

BALANCES AT
  NOVEMBER 30, 1993                      3,535,452        106,063     10,277,439      5,811,186          1,164

Shares issued for exercise
  of warrants                               29,057            872        125,537           -              -
Shares issued for stock options             30,900            927        124,576           -              -
Net income                                    -              -              -         1,621,620           -
                                         ---------       --------    -----------     ----------        -------

BALANCES AT
  NOVEMBER 30, 1994                      3,595,409        107,862     10,527,552      7,432,806          1,164

Shares issued for conversion
  of debentures (Note 5)                   187,500          5,625      1,384,375           -              -
Shares issued for stock options             45,133          1,354        196,252           -              -
Shares issued for exercise
    of warrants                             50,762          1,523        299,078           -              -
Net income                                    -              -              -         1,108,889           -
                                         ---------       --------    -----------     ----------        -------

BALANCES AT
  NOVEMBER 30, 1995                      3,878,804       $116,364    $12,407,257     $8,541,695         $1,164
                                         ---------       --------    -----------     ----------        -------
                                         ---------       --------    -----------     ----------        -------


     The notes to consolidated financial statements are made a part hereof.

                     MICRO BIO-MEDICS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED NOVEMBER 30, 1995, 1994 AND 1993



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     CONCENTRATION OF CREDIT RISK

     Micro Bio-Medics, Inc. (the "Company") and its subsidiaries are engaged in the distribution, at wholesale, of emergency medical service products and the assembly and distribution of first-aid and medical kits and school and athletic medical supplies. The Company distributes medical supplies to physicians and hospitals in the New York metropolitan area, as well as to health care professionals in sports medicine, industrial safety, and government and laboratory markets nationwide. The foregoing operations are all considered as one business segment. Historically, the Company has not experienced significant losses related to receivables from any individual customers or group of customers in any industry or geographic area.

     CASH

     The Company maintains various bank accounts and at times, balances may be in excess of the FDIC insurance limit. At November 30, 1995 and 1994, the amounts in excess of FDIC insurance limits were approximately $2,200,000 and $2,800,000, respectively.

     PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its subsidiaries, which are all wholly-owned. All significant intercompany accounts and transactions have been eliminated in consolidation.

     INVENTORY

     Inventory is valued at the lower of cost (first-in, first-out method) or market, and consists of finished goods.

     PROPERTY, PLANT AND EQUIPMENT AND DEPRECIATION

     Property, plant and equipment are being depreciated primarily on the straight-line basis over the estimated useful lives of the individual classes of assets.

     INTANGIBLES

     Computer programming costs are being amortized over five years using the straight-line method.

     The excess of the purchase price paid over the net assets of businesses acquired is being amortized over fifteen to forty years using the straight-line method.

     The Company evaluates the recoverability of goodwill and other intangible assets and if there is a decline in related profitability it will recognize an impairment of value if appropriate.

     In March 1995, the Financial Accounting Standards Board issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" which will require the determination by the Company of whether the carrying amount of an asset is recoverable and if an impairment loss should be recognized. SFAS No. 121 is effective for fiscal years beginning after December 15, 1995 and management believes that such adoption will not significantly impact the Company's consolidated financial statements.

                     MICRO BIO-MEDICS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED NOVEMBER 30, 1995, 1994 AND 1993





NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     DEFERRED INCOME TAXES

     The Company adopted Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes," which requires the use of the liability method of accounting for income taxes. The liability method measures deferred income taxes by applying enacted statutory rates in effect at the balance sheet date to the differences between the tax bases of assets and liabilities and their reported amounts in the financial statements.

     REVENUE RECOGNITION

     The Company recognizes revenues when its products are shipped.

     USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.


NOTE 2 - ACQUISITIONS

     Prior to fiscal year ended November 30, 1992, the Company entered into several acquisitions.

     Effective March 29, 1993, the Company acquired Harrisburg Surgical Supply, Inc., a distributor of physician and nursing home supplies. The consideration paid consisted of a combination of approximately $600,000 in cash and 71,229 shares of the Company's common stock for an aggregate purchase price of $1,180,900. The purchase price was allocated based upon the fair market value of the assets at the date of acquisition.

                     MICRO BIO-MEDICS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED NOVEMBER 30, 1995, 1994 AND 1993




NOTE 2 - ACQUISITIONS (CONTINUED)

     On December 1, 1993, a subsidiary of the Company purchased certain net assets and customer accounts of Clark Surgical Corp. ("Clark") subject to certain specific liabilities and obligations under existing contracts and leases. Clark was a major distributor of physician, hospital and veterinary supplies in the New York Metropolitan area and Southern Florida. The purchase price as adjusted was approximately $16,500,000 consisting of inventory of approximately $5,000,000, accounts receivable of approximately $10,200,000, property and equipment of approximately $300,000 and goodwill of $1,000,000. The Company borrowed approximately $14,200,000 under its existing bank line of credit to finance this acquisition and made payments during the year ended November 30, 1994 of approximately $1,000,000. The remaining balance of approximately $1,000,000 was paid in November 1995.

     In addition, the Company agreed to pay the two former stockholders of Clark an aggregate of $2,725,000 in cash, payable over a seven year period ending December 31, 2000 for their agreement not to compete for a period of twenty years. As part of the acquisition of Clark's assets, which is included above, the Company issued 40,000 warrants at an exercise price of $8.00 to these two stockholders with 20% exercisable immediately and the remainder contingent upon certain conditions being met. Effective November 29, 1994, these warrants were canceled.

     Effective June 1, 1994, the Company acquired certain assets and customer accounts of Joseph Weintraub, Inc., a distributor of physician and hospital supplies for approximately $1,100,000. The purchase price was allocated based upon the fair market value of the assets at the date of acquisition.


NOTE 3 - PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consists of the following:


                                                 COST
                                        -----------------------
                                             NOVEMBER 30,
                                        ------------------------    ESTIMATED
                                           1995         1994       USEFUL LIFE
                                        ----------   ----------   -------------
                                                                     (Years)

     Furniture, fixtures and
       equipment (*)                    $5,716,810   $5,015,884       5 - 8
     Transportation equipment               93,419       72,026         5
     Leasehold improvements              1,283,712    1,217,701   Life of lease
                                        ----------   ----------
                                         7,093,941    6,305,611
     Less:  Accumulated depreciation
            and amortization             3,616,134    2,852,004
                                        ----------   ----------
                                        $3,477,807   $3,453,607
                                        ----------   ----------
                                        ----------   ----------

     (*) Equipment held under capital leases amounted to approximately $2,249,000 as of November 30, 1995 and 1994.

     Depreciation expense totalled approximately $764,000, $717,000 and $584,000 for the years ended November 30, 1995, 1994 and 1993, respectively.

                     MICRO BIO-MEDICS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED NOVEMBER 30, 1995, 1994 AND 1993




NOTE 4 - INTANGIBLE ASSETS

     Intangible assets consist of the following:


                                                        NOVEMBER 30,
                                                  -------------------------
                                                     1995           1994
                                                  ----------     ----------

     Excess cost of acquisitions over net
       tangible assets acquired                   $3,997,570     $3,743,840
     Agreements not to compete (Notes 2 and 12)    1,607,183        467,857
     Deferred computer programming costs             446,643        351,045
                                                  ----------     ----------
                                                   6,051,396      4,562,742
     Less:  Accumulated amortization               1,061,323        769,088
                                                  ----------     ----------

                                                  $4,990,073     $3,793,654
                                                  ----------     ----------
                                                  ----------     ----------

     Amortization expense amounted to approximately $292,000, $235,000 and $82,000 for the years ended November 30, 1995, 1994 and 1993, respectively.


NOTE 5 - LONG-TERM DEBT

     Long-term debt consists of the following:


                                                        NOVEMBER 30,
                                                 --------------------------
                                                     1995           1994
                                                 -----------    -----------

     Capitalized leases (collateralized by
       equipment with an aggregate cost of
       approximately $2,249,000) payable in
       various installments through fiscal
       2001; interest at 6.5% to 11.75%
       or varies with changes in prime rate       $1,426,384     $1,788,511
     Bank loans (i)                               14,500,000     14,650,000
     7% convertible subordinated debentures,
       due October 30, 2003 (ii)                   1,500,000      3,000,000
     Obligation related to acquisition (Note 2):
       Joseph Weintraub, Inc. - $24,660 payable
       quarterly to June 1999; interest at 7%        322,873        380,698
                                                 -----------    -----------
                                                  17,749,257     19,819,209
     Less:  Current maturities                       479,195        437,970
                                                 -----------    -----------

                                                 $17,270,062    $19,381,239
                                                 -----------    -----------
                                                 -----------    -----------


                     MICRO BIO-MEDICS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED NOVEMBER 30, 1995, 1994 AND 1993



NOTE 5 - LONG-TERM DEBT (CONTINUED)

     The non-current portion of long-term debt at November 30, 1995 is payable as follows:

           YEAR ENDING NOVEMBER 30,
           ------------------------
                    1997                         $   464,180
                    1998                             322,228
                    1999                          14,792,180
                    2000                             158,008
                    2001                              33,466
                    Subsequent                     1,500,000
                                                 -----------
                                                 $17,270,062
                                                 -----------
                                                 -----------

(i) On November 19, 1993, the Company refinanced its $12,500,000 revolving loan agreement with Chase Manhattan Bank, N.A. and entered into a revolving loan agreement with Chase Manhattan Bank, N.A. to act as agent of and as a participant in a $25,000,000 secured credit facility. Fleet Bank of New York also acted as a participant in the loan agreement. Chase's and Fleet's commitment under the loan agreement is limited to $15,000,000 and $10,000,000, respectively. The loan agreement expires on February 15, 1999. The loan bears interest at the bank's prime rate plus 1/4%, except for Eurodollar loans. As of November 30, 1995, $12,300,000 of the $14,500,000 revolving loan outstanding was utilized for Eurodollar loans at an average interest rate of 7-1/2%. The debt is collateralized by accounts receivable and inventory. In connection with the loan agreement, the Company has agreed to certain restrictions relating to its indebtedness and liens, and has agreed to maintain specified financial ratios and covenants. The loan agreement prohibits the Company from paying any dividends and restricts capital distributions or redemptions and purchases or retirements of any of the Company's capital stock. There are also restrictions as to investments, acquisitions, capital expenditures and payments to related parties. A commitment fee equal to 1/8% per annum will be charged on the unused portion of the loan. The loan may be repaid at any time.

     On June 7, 1995, the Company entered into a zero cost three year interest rate swap agreement with Chase for $10,000,000. It is management's intent to match the agreement's terms as to principal amounts and repricing maturities in order to reduce the Company's interest rate risk on its revolving loans. Effectively, the agreement serves to limit the net interest rate charged on the Company's first $10,000,000 of revolving loans to 8-3/4%. However, the Company would receive no further interest rate benefit once the applicable interest rate falls below 7.05%.

(ii) In November 1993, the Company completed the private sale and issuance of its 7% convertible subordinated Debentures (the "Debentures") due
     October 30, 2003. Net proceeds from the issuance of the Debentures with a face value of $3,000,000 were approximately $2,700,000. The offering fees are being amortized over a life of ten years.

     The Debentures are immediately convertible into shares of common stock at the rate of $8.00 per share until October 28, 2003, subject to adjustment under certain circumstances. Interest is payable semi-annually on the 30th day of April and October and commenced on April 30, 1994. Commencing in November 1995, the Debentures are redeemable at the option of the Company, in whole and not in part, at the redemption prices set forth below, provided that the Company is current in filing all required reports pursuant to Federal Securities Laws. The Debentures are subordinated to all existing and future indebtedness of the Company for money borrowed from institutional lenders.

     The redemption prices of the Debentures for redemption at the option of the Company (expressed in percentages of principal amount) are as follows for the indicated twelve month periods commencing two years from the closing date: year three - 105%, year four - 104%, year five - 103%, year six - 102%, year seven - 101%, and thereafter at 100% until the maturity date of the Debentures.

     On September 28, 1995, $1,500,000 of the Debentures were converted into 187,500 shares of the Company's common stock.

                     MICRO BIO-MEDICS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED NOVEMBER 30, 1995, 1994 AND 1993



NOTE 6 - INCOME TAXES

     The Company and its subsidiaries file consolidated income tax returns.

     Provision for income taxes comprised the following:


                                                 YEARS ENDED NOVEMBER 30,
                                               ----------------------------
                                                 1995      1994      1993
                                               --------  --------  --------

     Currently payable:
       Federal                                 $508,000  $745,000  $654,000
       State and local                          209,000   303,000   259,000

     Deferred:
       Federal                                   72,000   (77,000)  (36,000)
       State and local                           17,000   (19,000)  (24,000)
                                               --------  --------  --------
                                               $806,000  $952,000  $853,000
                                               --------  --------  --------
                                               --------  --------  --------


     The difference between the statutory United States federal income tax rate and the effective income tax rate is as follows:


                                                 YEARS ENDED NOVEMBER 30,
                                               ----------------------------
                                                 1995      1994      1993
                                               --------  --------  --------

     Statutory federal income tax rate             34.0      34.0      34.0
     Current year state and local taxes
       (net of federal tax effect)                  7.9       7.0       7.6
     Other                                           .2      (4.9)      (.1)
                                                   ----      ----      ----
                                                   42.1%     36.1%     41.5%
                                                   ----      ----      ----
                                                   ----      ----      ----

     The net current and non-current components of deferred income taxes recognized in the balance sheet at November 30, are as follows:


                                                 1995      1994
                                               --------  --------

          Net current assets                   $485,500  $518,362
          Net non-current liabilities           358,138   302,000
                                               --------  --------

          Net asset                            $127,362  $216,362
                                               --------  --------
                                               --------  --------


     The components of the net deferred tax asset as of November 30, 1995 and 1994 are as follows:



                                                 1995      1994
                                               --------  --------

          Deferred tax assets:
          Accounts receivable allowances       $283,080  $269,362
          Inventory - uniform capitalization    189,420   232,000
          Other                                  13,000    17,000
                                               --------  --------
                                                485,500   518,362
     Deferred tax liability:
          Depreciation and amortization         358,138   302,000
                                               --------  --------

     Net deferred tax asset                    $127,362  $216,362
                                               --------  --------
                                               --------  --------


                     MICRO BIO-MEDICS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED NOVEMBER 30, 1995, 1994 AND 1993



NOTE 7 - ACCRUED EXPENSES

     Accrued expenses and sundry liabilities consist of:


                                                         NOVEMBER 30,
                                                  -------------------------
                                                     1995           1994
                                                  ----------     ----------

          Compensation                              $660,638       $816,875
          Freight-out                                356,795        128,500
          Interest                                    85,069         97,366
          Consolidation of facilities                   -             7,336
          Commissions                                166,871         86,083
          Insurance                                  110,250         31,069
          Other                                      287,139        414,112
                                                  ----------     ----------

                                                  $1,666,762     $1,581,341
                                                  ----------     ----------
                                                  ----------     ----------


NOTE 8 - COMMITMENTS AND CONTINGENCIES

     RETIREMENT PLAN

     The Company's 401(k) deferred retirement plan is available to all eligible employees and provides for matching contributions by the Company equal to 20% of the amount of the participants' contributions that are not in excess of 5% of compensation. For the years ended November 30, 1995, 1994 and 1993, the Company's matching contributions were approximately $62,000, $30,000 and $25,000, respectively.

     EMPLOYMENT/CONSULTING CONTRACTS

     The Company entered into an employment agreement with its Chief Executive Officer and a consulting agreement with a director, terminating on March 31, 2000 and December 31, 1996, respectively. The current aggregate annual compensation under these contracts is approximately $325,000. The Chief Executive Officer's contract provides for annual increments of $5,000 and, if terminated prior to expiration, payments equal to the greater of $2,000,000 or the sum of five years' salary, based upon the rate of compensation then in effect, plus five times the last annual bonus received.

     For the years ended November 30, 1995, 1994 and 1993, bonuses of $144,000, $199,000 and $155,000, respectively, were paid under the employment contract.

     SELF-INSURANCE

     The Company acts as a self-insurer for its employees' health insurance up to a maximum of $50,000 per covered individual. The Company is liable up to a maximum of $460,000 for the year. Claims, including estimates for charges incurred but not reported, are charged to operations during the year in which they occur. As of November 30, 1995, 1994 and 1993, the liability for claims incurred but not submitted amounted to $75,000, $75,000 and $112,000, respectively.

                     MICRO BIO-MEDICS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED NOVEMBER 30, 1995, 1994 AND 1993



NOTE 8 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

     LEASES

     The approximate aggregate minimum annual rental commitments under long-term operating leases in effect at November 30, 1995 are as follows:


          YEAR ENDING   OFFICE, WAREHOUSE  TRANSPORTATION
         NOVEMBER 30,       AND SALES         EQUIPMENT        TOTAL
         ------------   -----------------  --------------   ----------
             1996            $954,000         $110,000      $1,064,000
             1997             763,000          103,000         866,000
             1998             710,000           65,000         775,000
             1999             788,000           45,000         833,000
             2000             741,000           31,000         772,000
          Thereafter        5,362,000             -          5,362,000
                           ----------         --------      ----------
                           $9,318,000         $354,000      $9,672,000
                           ----------         --------      ----------
                           ----------         --------      ----------

     Certain leases contain escalation clauses which increase the rents for various operating expenses and fluctuations in property taxes.

     Rent expense comprised the following:


                                               YEARS ENDED NOVEMBER 30,
                                         ------------------------------------
                                            1995         1994         1993
                                         ----------   ----------   ----------

          Office, warehouse and sales    $1,141,700   $1,392,046   $1,019,534
          Transportation equipment          117,417       85,555      102,241
                                         ----------   ----------   ----------
                                         $1,259,117   $1,477,601   $1,121,775
                                         ----------   ----------   ----------
                                         ----------   ----------   ----------


          The Company leases certain equipment under capital leases. The following is a schedule by years of approximate future minimum lease payments under the capitalized leases together with the present value of the net minimum lease payments at November 30, 1995:


       YEAR ENDING NOVEMBER 30,
        -----------------------
               1996                                                 $  445,000
               1997                                                    445,000
               1998                                                    254,000
               1999                                                    243,000
               2000                                                    231,000
                                                                    ----------

               Total minimum lease payments                          1,618,000
               Less:  Amount representing interest at 6.5% to 9%       227,000
                                                                    ----------
                                                                    $1,391,000
                                                                    ----------
                                                                    ----------


                     MICRO BIO-MEDICS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED NOVEMBER 30, 1995, 1994 AND 1993




NOTE 9 - STOCK OPTIONS AND WARRANTS

     OPTIONS

     Under various plans, the Company may grant stock options to directors, officers and employees. The options must be granted at exercise prices of not less than fair market value and expire within ten years from the date of grant. Transactions under the various stock option and incentive plans for the periods indicated were as follows:


                                               YEARS ENDED NOVEMBER 30,
                                         ------------------------------------
                                            1995         1994         1993
                                         ----------   ----------   ----------

     Outstanding at beginning of year     1,372,368    1,244,767    1,102,833
     Add (deduct):
        Granted                             207,000      180,500      183,500
        Terminated                         (42,667)     (22,000)     (15,600)
        Exercised                          (45,133)     (30,899)     (25,966)
                                         ----------   ----------   ----------

     Outstanding at end of year           1,491,568    1,372,368    1,244,767
                                         ----------   ----------   ----------
                                         ----------   ----------   ----------
     Remaining shares reserved for
      issuance                              387,632       51,965      210,465
                                         ----------   ----------   ----------
                                         ----------   ----------   ----------


     Options outstanding at November 30, 1995, 1994 and 1993 ranged in price from $2.25 to $10.25. Options exercised ranged in price from $2.25 to $6.75 in 1995, 1994 and 1993.

     WARRANTS

     The Company has approximately 630,000 Series 1 warrants which are outstanding from its public offering of non-transferable rights in 1992. The warrants are exercisable at $6.00 per 1.047 shares at any time until June 18, 1996. The total net proceeds from the exercise of all warrants from inception through November 30, 1995 were approximately $4,500,000.


NOTE 10 - EARNINGS PER COMMON AND COMMON EQUIVALENT SHARE

     EQUIVALENT SHARE

     Earnings per common and common equivalent share are based on the weighted average number of common shares and common equivalent shares outstanding during the period. The modified treasury stock method was utilized to calculate the dilutive effect of the options and warrants upon the earnings per share data. Fully diluted earnings per common and common equivalent share were the same as for the primary calculation.

                     MICRO BIO-MEDICS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED NOVEMBER 30, 1995, 1994 AND 1993





NOTE 11 - FINANCIAL INSTRUMENTS

     The amounts at which cash, accounts receivable, accounts payable and other current liabilities are presented in the balance sheets approximate their fair value due to their short maturities. The following table presents the carrying amount and fair value at November 30, 1995 and 1994 for long-term debt:


                                    1995                       1994
                         -----------------------------------------------------
                          CARRYING        FAIR        CARRYING        FAIR
                           AMOUNT         VALUE        AMOUNT         VALUE
                         -----------   -----------   -----------   -----------

     Long-term debt      $17,270,000   $17,762,000   $19,381,000   $19,841,000
                         -----------   -----------   -----------   -----------
                         -----------   -----------   -----------   -----------


     The fair value of long-term debt has been determined based on discounted cash flow using a market rate of interest at the balance sheet date as applicable to comparable debt.


NOTE 12 - SUBSEQUENT EVENT

     On November 2, 1995, a wholly-owned subsidiary of the Company entered into an agreement for merger and reorganization with Stone Medical Supply Corporation ("Stone"), a distributor of physician and podiatry supplies and equipment, and its chief executive. The Company will attempt to acquire by merger all of Stone's $.01 par value common stock outstanding of approximately 3,432,000 shares in exchange for the issuance of up to 280,697 shares of the Company's $.03 par value common stock (valued at $11.50 per share) at a conversion ratio of .0818 to 1.00. It is contemplated that a tax-free merger will result and this transaction will be accounted for as a purchase. In addition, the Company entered into two non-competition agreements with two former executives of Stone with a total anticipated consideration of $1,750,000; $583,333 was paid in November 1995, $333,333 is to be paid nine months later, $100,000 per annum for five years and the remaining $333,333 is subject to a final determination of the executive's liability to the Company in connection with certain indemnification obligations.

     At a special meeting of shareholders of Stone held on January 18, 1996, the agreement of merger and reorganization was ratified and approved.

     The excess of the purchase price over the estimated fair value of the net assets acquired of approximately $2,600,000 will be amortized on a straight-line basis over fifteen years.

                     MICRO BIO-MEDICS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED NOVEMBER 30, 1995, 1994 AND 1993





NOTE 12 - SUBSEQUENT EVENT (CONTINUED)

     The following presents a condensed pro forma consolidated balance sheet of the Company at November 30, 1995 (Unaudited), giving effect to the Stone acquisition as if it had occurred on that date.



          ASSETS
            Current assets                                 $45,485,195
            Property, plant and equipment - net              4,137,861
            Intangible assets - net                          7,349,131
            Other assets                                       533,206
                                                           -----------

                                                           $57,505,393
                                                           -----------
                                                           -----------


          LIABILITIES AND STOCKHOLDERS' EQUITY
            Current liabilities                            $15,598,622
            Long-term debt                                  17,436,465
            Other long-term liabilities                        376,138
            Stockholders' equity                            24,094,168
                                                           -----------

                                                           $57,505,393
                                                           -----------
                                                           -----------


     The following unaudited pro forma summary presents the consolidated results of operations as if the acquisition had occurred at the beginning of the periods presented and does not purport to be indicative of what would have occurred had the acquisition actually been made as of such date or of results which may occur in the future:


                                                   YEARS ENDED NOVEMBER 30.
                                                ----------------------------
                                                    1995            1994
                                                ------------   -------------
                                                 (UNAUDITED)     (UNAUDITED)

          Net sales                             $132,138,966   $131,785,174
          Net income                            $    341,528   $  1,115,292

          Earnings per common and common
             equivalent share                           $.09           $.23


                     MICRO BIO-MEDICS, INC. AND SUBSIDIARIES

                                   SCHEDULE II

                        VALUATION AND QUALIFYING ACCOUNTS





           COLUMN A                                     COLUMN B            COLUMN C            COLUMN D            COLUMN E
                                                       -----------         ----------          -----------          --------
                                                       BALANCE AT           ADDITIONS                               BALANCE
                                                        BEGINNING          CHARGED TO                                END OF
                                                         OF YEAR           OPERATIONS          DEDUCTIONS*            YEAR
                                                       -----------         ----------          -----------          --------

         DESCRIPTION

Allowance for Doubtful Accounts

  Year ended November 30, 1993                           $300,000            $321,526             $21,526            $600,000

  Year ended November 30, 1994                            600,000             268,551             218,551             650,000

  Year ended November 30, 1995                            650,000              96,000              71,790             674,210










*Deductions represent accounts written off, net of recoveries of accounts written off in prior years.

                     MICRO BIO-MEDICS, INC. AND SUBSIDIARIES

                           EXHIBIT 11 - STATEMENT RE:
         COMPUTATION OF EARNINGS PER COMMON AND COMMON EQUIVALENT SHARE



                                                                                             YEARS ENDED NOVEMBER 30,
                                                                                     ----------------------------------------
                                                                                        1995           1994           1993
                                                                                     ----------     ----------     ----------

PRIMARY EARNINGS PER COMMON
AND COMMON EQUIVALENT SHARE

EARNINGS

Income before cumulative effect of accounting change                                 $1,108,889     $1,681,620     $1,202,219

MODIFIED TREASURY STOCK METHOD

Incremental income after the application of assumed
  proceeds toward repurchase of 20% of the outstanding
  common shares at the average market price, the reduc-
  tion of debt and the balance of funds invested in US
  government securities, net of applicable income taxes                                 191,461        146,222        223,048
                                                                                     ----------     ----------     ----------

Adjusted earnings                                                                    $1,300,350     $1,827,842     $1,425,267
                                                                                     ----------     ----------     ----------
                                                                                     ----------     ----------     ----------


SHARES

Weighted average number of common shares
  outstanding                                                                         3,690,092      3,551,732      2,995,536

Additional shares assuming conversion of:
  Stock options and warrants utilizing the
     modified treasury stock method                                                   1,431,542      1,344,786      1,739,210
                                                                                     ----------     ----------     ----------

Number of common and common equivalent shares                                         5,121,634      4,896,518      4,734,746
                                                                                     ----------     ----------     ----------
                                                                                     ----------     ----------     ----------

Earnings per common and common equivalent share
  before cumulative effect of accounting change                                         $.25           $.37           $.30
                                                                                        ----           ----           ----
                                                                                        ----           ----           ----

Fully diluted earnings per common and common equivalent share were the same.

                                     PART II

                     Information not required in Prospectus


Item 14.  Other Expenses of Issuance and Distribution

          Legal Fees, Accounting Fees,
            Copying Costs and Miscellaneous
            Expenses                         $10,000    *
                                             --------

               Total                         $10,000   *
                                             --------
                                             --------

_______________
*    Estimated


Item 15.  Indemnification of Officers and Directors

          The Business Corporation Law of the State of New York provides for indemnification of officers and directors under certain circumstances against reasonable expenses, including attorney fees, actually and necessarily incurred in connection with the defense of an action brought against him by reason of his being a director or officer. Bruce Haber, President of the Company, has an employment contract with the Company which provides for indemnification for any claim or lawsuit which may be asserted against him in acting in such capacity for the Company provided said indemnification is not in violation of any federal or state law, rule or regulation.

     The Certificate also contains a provision eliminating the liability of a director to the Company or its stockholders for monetary damages for any breach of duty in such capacity, provided that this provision shall not eliminate or limit liability of any director if a judgment or other final adjudication adverse to him establishes that his acts or omissions were made in bad faith or involved intentional misconduct or a knowing violation of law or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled or that his acts violated Section 719 of the New York Business Corporation Law.

     Insofar as indemnification for liabilities arising under the Securities
Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 16.  Exhibits and Financial Statement Schedules.

(a)  Exhibits:

     1     Revised Standby Underwriting Agreement*

     1(A) Financial Consulting Agreement*

     3    Articles of Incorporation, as amended*

     3(A) By-Laws*

     4    Specimen of Common Stock*

     4(A) Series 1 Common Stock Purchase Warrant*

     4(B) Warrant Agreement*

     4(C) Revised Underwriter's Unit Purchase Warrant*

     4(D) Revised Form of Rights to purchase Units and Letter of Transmittal*

     5    Opinion re: legality*

    10 Employment Agreement of Bruce Haber dated February 11, 1992 (incorporated by reference to Exhibit 10(C) included in the Company's Form 10-K for the fiscal year ended
          November 30, 1991)

    10(A) Contract with Marvin Caligor (incorporated by reference to Exhibit
          10.2 included in the Company's Form S-18 Registration Statement, File No. 2-89795-NY)

    10(B) Amendments to Caligor's Agreement (incorporated by reference to
          Exhibit 10(D) included in the Company's Form 10-K for the fiscal year ended November 30, 1991)

    10(C) New lease for Pelham Manor, New York (incorporated by reference to
          Exhibit 10(B) included in the Company's Form 10-K for the fiscal year ended November 30, 1991)

   10(D) Credit Agreement dated November 18, 1993 among Micro Bio-Medics, Inc., the Bank's signatory thereto, and the Chase Manhattan, N.A. as agent (incorporated by reference to Exhibit 10.1 included in the Company's Form 8-K dated November 19, 1993)

   10(E) First Amendment to Credit Agreement dated August 1, 1994 (incorporated by reference to Exhibit 10(a)(1) included in the Company's Form 10-K for the fiscal year ended November 30, 1994)

   10(F) Second Amendment to Credit Agreement dated December 1, 1994 (incorporated by reference to Exhibit 10(a)(2) included in the Company's Form 10-K for the fiscal year ended November 30, 1994)

  10(F.1) Form of Third Amendment to Credit Agreement dated as of December 1,
          1995 (incorporated by reference to Exhibit 10(F.1) included in the Company's Form 10-K for the fiscal year ended November 30, 1995)

    10(G) Asset Purchase Agreement dated November 19, 1993 by and between MBM
          Hospital supply Corp. and Clark Surgical Corp. (incorporated by reference to Exhibit 10.2 included in the Company's Form 8-K dated November 19, 1993)

    10(H) Amendments 1-4 to Asset Purchase Agreement dated November 19, 1993 by and between MBM Hospital Supply Corp. and Clark Surgical Corp. (incorporated by reference to Exhibit 10(b)(1) included in the Company's Form 10-K for the fiscal year ended November 30, 1993)

    10(I) Lease for the Company's facilities located in Syosset, New York by and between the Company and Lin Pac, Inc. dated December 8, 1994 (incorporated by reference to Exhibit 10(c)(2) included in the Company's Form 10-K for the fiscal year ended November 30, 1994)

    10(J) Amendment dated December 23, 1993 to Bruce Haber's  Employment
          Contract (incorporated by reference to Exhibit 10(e) included in the Company's Form 10-K for the fiscal year ended November 30, 1993)

    10(K) 1982 Incentive Stock Option Plan of Registrant (incorporated by reference to Exhibit 10.4 included in the Company's Form S-18 Registration Statement, File No. 2-89795-NY)

    10(L) 1989 Non-Qualified Stock Option Plan (incorporated by reference to
          Exhibit 28 included in the Company's Form 10-K for the fiscal year ended November 30, 1989)

    10(M) 1992 Incentive and Non-Statutory Stock Option Plan (incorporated by reference to Exhibit 28(A) included in the Company's Form 10-K for the fiscal year ended November 30, 1991)

    10(M)(i)   Subscription Agent Agreement *

    10(N) Agreement for Merger and Reorganization dated as of November 2, 1995
          (incorporated by reference to Exhibit 10(N) included in the Company's Form S-4 Registration Statement, File No. 33-64399)

    10(O) Noncompetition, Indemnification and Release Agreement of Andrew D.
          Stone dated as of November 2, 1995 (incorporated by reference to Exhibit 10(O) included in the Company's Form S-4 Registration Statement, File No. 33-64399)

   10(P) Noncompetition Agreement of Lyudmila Stone dated as of November 2, 1995 (incorporated by reference to Exhibit 10(P) included in the Company's Form S-4 Registration Statement, File No. 33-64399)

    10(Q) Form of Escrow Agreement (incorporated by reference to Exhibit 10(Q) included in the Company's Form S-4 Registration Statement, File No. 33-64399)

    10(R) Employment Agreement of Andrew D. Stone dated as of November 2, 1995
          (incorporated by reference to Exhibit 10(R) included in the Company's Form S-4 Registration Statement, File No. 33-64399)

    10(S) Form of Put and Call Agreement (incorporated by reference to Exhibit
          10(S) included in the Company's Form S-4 Registration Statement, File No. 33-64399)

    10(T) Management Agreement dated as of November 2, 1995 (incorporated by reference to Exhibit 10(T) included in the Company's Form S-4 Registration Statement, File No. 33-64399)

    10(U) Amendment to Bruce Haber Employment Agreement dated as of December 23,
          1993 (incorporated by reference to Exhibit 10(U) included in the Company's Form S-4 Registration Statement, File No. 33-64399)

    10(V) Amendment to Bruce Haber Employment Agreement dated as of April 1,
          1995 (incorporated by reference to Exhibit 10(V) included in the Company's Form S-4 Registration Statement, File No. 33-64399)

    10(W) Amendments to 1992 Incentive and Non-Statutory Stock Option Plan
          (incorporated by reference to Exhibit 10(W) included in the Company's Form S-4 Registration Statement, File No. 33-64399)

    10(X) Consent of Chase Manhattan Bank dated as of November 2, 1995
          (incorporated by reference to Exhibit 10(X) included in the Company's Form S-4 Registration Statement, File No. 33-64399)

    10(Y) Amendment to Bruce J. Haber's Employment Agreement dated March 12,
          1996**

    11 Statements re: computation of per share earnings (included in Notes to Consolidated Financial Statements and Schedules thereto)

    13 Registrant's Form 10-K for the fiscal year ended November 30, 1995, as amended (incorporated by reference to the Form 10-K for the fiscal year ended November 30, 1995, as amended)

    21 Subsidiaries of Registrant (incorporated by reference to Exhibit 21 included in the Company's Form S-4 Registration Statement, File No. 33-64399)

    23    Consent of Counsel (contained in Exhibit 5) *

    23(A) Consent of Miller, Ellin & Co.**

    27    Financial Data Schedule (incorporated by reference to
          Form 10-K for the fiscal year ended November 30, 1995).
__________________
*    Previously filed.
**   Filed herewith.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-2 and has duly caused this Post-Effective Amendment to the Form S-2 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pelham Manor, State of New York on the 22nd day of March, 1996.

                                   MICRO BIO-MEDICS, INC.


                                   By:/s/ Bruce J. Haber
                                      ---------------------------
                                      Bruce J. Haber, President
                                      and Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


   Signatures                        Titles                           Date
   ----------                        ------                           ----

/s/ Bruce J. Haber                 President,
-----------------------            Principal Executive
Bruce J. Haber                     Officer and Director*         March 22, 1996


/s/ Marvin S. Caligor
-----------------------
Marvin S. Caligor                  Director*                     March 22, 1996


                                   Vice President
/s/ Stuart F. Fleischer            of Finance, Principal
-----------------------            Financial and
Stuart F. Fleischer                Accounting Officer            March 22, 1996


/s/ Renee Steinberg
-----------------------            Secretary and
Renee Steinberg                    Director*                     March 22, 1996


/s/ K. Deane Reade, Jr.
-----------------------
K. Deane Reade, Jr.                Director*                     March 22, 1996


* Bruce J. Haber, Marvin S. Caligor, Renee Steinberg and K. Deane Reade, Jr. constitute all of the members of the Board of Directors of the Registrant.